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REGISTRANT'S NAME Petrojarl ASA

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JUL 10 2008
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**FORMER NAME

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FILE NO. 82- 34920 FISCAL YEAR 12-31-06

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DAT : 7/8/08

TEEKAY PETROJARL ASA

ANNUAL REPORT | 2006


GLITNE 15/5

BOARD OF DIRECTORS' REPORT

Business Headlines 2006

Teekay Petrojarl ASA, including its subsidiaries, (Teekay Petrojarl or the Group) is a technologically focused oilfield service company, principally involved in providing floating production services in the North Sea and internationally. In the North Sea, the Group owns and operates four floating production, storage and offloading vessels (FPSOs), in addition to 40% ownership in an FPSO operating offshore Tunisia. Our headquarters are in Trondheim, Norway.

2006 has been a year of significant change and new opportunities for Teekay Petrojarl.

- The financial performance of the Group for 2006 was weaker than for 2005, mainly a result of new expenses being incurred as a consequence of the Group becoming a stand-alone entity, increased corporate and business development activities, and certain non-recurring expenses, while cost of sales for the year were slightly lower compared to 2005, when the Group incurred extraordinary high maintenance expenses on Petrojarl Foinaven

- On 15 June 2006, Teekay Petrojarl signed the agreement with Teekay Shipping Corporation (Teekay) governing the joint venture company called Teekay Petrojarl Offshore (TPO). The joint venture focuses on pursuing new project opportunities in the rapidly growing global market for FPSOs

- Teekay Petrojarl was separated from Petroleum Geo-Services ASA (PGS) by way of a statutory de-merger under Norwegian law, and was successfully listed at Oslo Børs on 30 June 2006

- On 11 July 2006, Teekay Petrojarl and Talisman Energy Norge AS and their PL038 partners reached a commercial understanding on revised contract terms for the FPSO Petrojarl Varg producing the Varg field. The revised terms included a new minimum day rate for the vessel of $220,000, effective from 1 April 2006

- On 1 September 2006, Teekay announced its intention to launch a mandatory offer for all outstanding shares in Petrojarl, after acquiring more than 40% of the shares. Following the mandatory offer that expired 18 October 2006, Teekay announced that it had secured shares representing 63.2% of the total outstanding share capital in Petrojarl

- On 28 September 2006, Teekay Petrojarl announced the award of a contract by Petroleo Brasileiro S.A. (Petrobras) to supply an FPSO for the Siri project in Brazil. The contract will be assigned to, and performed by, TPO. The contract is for a two year firm period, with options for Petrobras to extend the contract by up to an additional year. The FPSO is scheduled to commence production on location at the Siri field during the first quarter of 2008, and is expected to generate annualized cash flow from operations of approximately $33 million

- On 1 December 2006, an Extraordinary General Meeting (EGM) was held in Teekay Petrojarl. In accordance with a proposal presented by Teekay, six new directors for the Board of Directors were elected at the EGM, replacing the five shareholder elected directors

- The EGM also adopted to change the name to Teekay Petrojarl ASA, in accordance with a proposal from Teekay

- Teekay Petrojarl achieved a strong HSE&Q performance in 2006

Markets and Business Performance

The four FPSOs owned and operated by Teekay Petrojarl continued on their existing contracts throughout 2006 with high regularity and safe operations.

- Petrojarl Foinaven is producing the Foinaven field, operated by BP, west of Shetland. The vessel may produce the field beyond 2012

- Petrojarl I is producing the Glitne field, operated by Statoil, in the Norwegian sector of the North Sea. The producing life of the Glitne field may extend beyond 2009

- Petrojarl Banff is producing the Banff and Kyle fields, operated by Canadian Natural Resources (CNR), in the UK sector of the North Sea. Production is expected to continue on the Banff field until 2014

- Petrojarl Varg is producing the Varg field operated by Talisman, in the Norwegian sector of the North Sea. The FPSO could become available for redeployment in 2010

- The FPSO Ikdam started producing the Oudna field offshore Tunisia late 2006, and is expected to stay on the field until 2011

Total produced volume from Teekay Petrojarl's fleet of wholly owned FPSOs in 2006 was approximately 32 million barrels of oil, equal to an average daily production of 87,900 barrels of oil, down by approximately 18% compared to 2005. In 2005, total produced volume was approximately 39 million barrels of oil, corresponding to an average daily production of 107,100 barrels of oil.

The reduction in produced volume is primarily a result of the natural depletion of the fields, significant reduction in production from the Varg field caused by poor reservoir performance and down-hole issues which reduced the flow from several wells during the second and third quarter of 2006, and loss of production as a result of planned maintenance activities on the vessels. Well interventions and other improvement work on the Varg field were completed in the third quarter, resulting in improved production in the fourth quarter.

Basis for Financial Accounts

Teekay Petrojarl's historical financials in accordance with IFRS constitute the Group's audited accounts and the formal basis for the Board of Directors' Report herein.

In addition, Teekay Petrojarl has prepared unaudited pro forma financials in accordance with IFRS, included in Note 2.

The description of the financial accounts herein relates to the audited historical financials, and, where specified, the unaudited pro forma financials.

The difference between the historical and pro forma financials is that our historical accounts reflect the actual intra group capitalization of the Teekay Petrojarl group companies, as members of the PGS Group, while the pro forma accounts reflect the capitalization of the Teekay Petrojarl group from the time of the de-merger from PGS.

Audited Historical Financial Results

Revenues

Total revenues for 2006 were $277.4 million compared to $280.7 million in 2005, $3.3 million, or 1 %, lower than 2005. Revenue from the FPSOs fell by $9 million, due to lower production, partly offset by new bareboat charter revenues from Rita Knutsen acquired early in 2006.

Petrojarl Foinaven had revenues of $88.8 million in 2006, compared to $89.2 million in 2005, a decrease of 0.5 %. Total produced volume from Petrojarl Foinaven in 2006 was approximately 20 million barrels of oil, compared to 21.9 million barrels of oil produced in 2005. The lower production volume is caused by natural field depletion, in addition to shut-downs and slow-downs due to planned maintenance activities on the vessel. However, the compensation mechanism of the Foinaven services contract related to the planned maintenance partly offsets the effects of the lower production.

Petrojarl I had revenues of $50.8 million in 2006 compared to $53.4 million in 2005, a decrease of 5 %, primarily due to natural field production decline. Total produced volume from Petrojarl I in 2006 was approximately 3.7 million barrels of oil, compared to 5.3 million barrels of oil produced in 2005.

Revenues from Petrojarl Banff were $47.1 million in 2006 compared to $46.5 million in 2005, an increase of 1.5 %. Total produced volume from Petrojarl Banff in 2006 was approximately 3 million barrels of oil, compared to 3.8 million barrels of oil produced in 2005. The reduction in production volume is mainly due to field depletion, and lower production in the third quarter resulting from planned maintenance and improvement work.

Revenues from Petrojarl Varg were down $6.7 million, or 7.5 % to $83.3 million in 2006 compared to $89.9 million in 2005. Total produced volume from Petrojarl Varg in 2006 was approximately 5.4 million barrels of oil, compared to 8 million barrels of oil produced in 2005. In 2006 the production from Petrojarl Varg was affected by poor reservoir performance and down-hole issues which reduced the flow from several wells during the second and third quarter of 2006. However, the introduction of a new minimum day-rate of $220,000 from the second quarter limited the fall in revenues.

Operating Costs

Operating costs (cost of sales, and selling, general and administration (SG&A)) totaled $211.1 million in 2006 compared to $194.8 million in 2005, an increase of $16.3 million, or 8.4 %.

Cost of sales was down $2.8 million, or 1.5 %, to $178.3 million in 2006, from $181.1 million in 2005. In 2005, Teekay Petrojarl had significant expenses due to replacement of mooring lines and anchor chains on Petrojarl Foinaven that were not capitalized.

The Group's SG&A expenses in 2006 increased by $19.2 million, or 140 %, to $32.9 million in 2006 from $13.7 million in 2005. The increase is mainly a result of new expenses as a consequence of Teekay Petrojarl becoming a stand-alone entity separated from PGS, increased level of corporate activities and business development, and certain non-recurring expenses related to advisory and consultancy services, and option costs.

Depreciation and amortization for 2006 was $62.2 million compared to $37.8 million in 2005, an increase of $24.5 million, or 65%. The increased depreciation resulted from a reversal made 31 December 2005 of previous impairments of approximately $210 million resulting in higher book values from 1 January 2006, and reduction in the assumed asset life of Petrojarl Varg for accounting purposes under IFRS effective from 1 April 2006.

Operating Result

The operating profit of $6.5 million in 2006 compares to an operating profit of $233.1 million in 2005. The operating profit for 2005 includes the reversal of previous impairments of $210 million, and the accrual of the contingent financial obligation of $22.5 million related to the contingent tax indemnification on Petrojarl Foinaven.

Adjusted for the reversal of impairments and the accrual of the contingent obligation, the reduction in operating profit is mainly a result of the significantly higher depreciation costs, in addition to the increase in SG&A costs.

Financial Items

Interest expense was $46.1 million in 2006 compared to $54.5 million in 2005, mainly due to lower average loan balance in 2006.

Other financial items amounted to a gain of $8.7 million in 2006 compared to a loss of $3.1 million in 2005.

In 2006, the value of the liability in the balance sheet for interest variation payments related to the Foinaven lease decreased by $5.9 million, mainly resulting from an annual additional rental payment made in the fourth quarter, with a corresponding financial income being recorded in 2006. In addition, a financial income of $10.7 million was recorded as a result of releasing the liability in the balance sheet for interest variation payments related to the finance lease on Petrojarl Banff.

Other financial items for 2006 also include realized and unrealized currency gain (Agio) of approximately $2.2 million, as well as loss on interest rate swap agreements of $0.7 million.

Net Income
Loss before income taxes was $30.8 million for 2006, as compared to an income of $175.5 million in 2005.

Teekay Petrojarl had no income tax expenses in 2006, and an income tax benefit of $0.6 million in 2005.

The Group has a total of approximately $64 million of unrecognized deferred tax assets (net of deferred tax liabilities) in Norway and the United Kingdom.

Historical Cash flow, balance sheet and financing
Net cash provided by operating activities totaled $60.7 million in 2006 compared to $75.1 million in 2005. The main reasons for the difference compared to the Group's operating profit of $6.5 million, are the depreciation costs of $62.2 million and the reduction in net operating capital of $9.0 million.

The Group's strategy is to have sufficient cash, cash equivalents or credit opportunities at any time to be able to finance its operations and planned investments.

At 31 December 2006, the Group's net interest bearing debt amounted to $263.8 million as compared to $902.1 million at 31 December 2005.

In 2006, Teekay Petrojarl had total loan interest expenses of $46.1 million. Compared to an operating profit, adjusted for depreciation costs, of $68.7 million, the Group's Interest Coverage Ratio was 1.49.

Teekay Petrojarl's current liabilities amounted to $87.5 million per 31 December 2006, as compared to $77.9 million at 31 December 2005. Current liabilities consist of accrued expenses such as salaries and social costs, interest expenses and operating expenses, trade payables, and our financial obligation related to interest rate variations on the Petrojarl Foinaven finance lease.

At 31 December 2006, the Group's total equity was $499.0 million, while total assets were $968.4 million, resulting in an Equity Ratio of 51.5%.

Cash and cash equivalents (excluding restricted cash) amounted to $54.9 million as compared to $13.5 million at 31 December 2005. As regulated in the de-merger plan between PGS and Teekay Petrojarl, the Group received net cash amounting to $46.5 million.

The Group has a $425 million revolving credit facility maturing in 2011, out of which $325 million is the drawn amount. The drawn amount was used to repay long term debt to PGS in connection with the de-merger. The facility has a five year term, and the facility amount amortizes on a quarterly basis to final maturity repayment of $200 million. The $425 million revolving credit facility bears interest at a floating rate based on USD LIBOR. Teekay Petrojarl has entered into interest rate swap agreements fixing the interest rate for a major part of the loan over the term of the loan.

Teekay Petrojarl has finance leases relating to the FPSO Petrojarl Foinaven, and the production equipment for the Petrojarl Banff. The Group has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or certain adverse rulings by the UK tax authorities. The specific tax exposures related to these leases were recorded as a liability. Applicable portions of this liability are released if and when the UK tax authorities accept the lessors' claim for capital allowance under each lease. In 2005, the liability related to the Petrojarl Banff lease was released. There is still a contingency related to the Petrojarl Foinaven lease, where the UK tax authorities has raised an issue about the accelerated rate at which tax depreciation is available. An accrual of £13 million related to the contingency regarding tax indemnification on Petrojarl Foinaven has been made, and was recorded as per 31 December 2006 at $25.5 million. As part of the de-merger, PGS has agreed to cover 50 per cent of any actual payment in excess of £13 million related to this liability.

Unaudited Pro Forma Financial Result

See Note 2, combined with "Historical Financial Result" above for a description of pro forma revenues and operational expenses.

Pro Forma Financial Items
Interest expense was $21.4 million in 2006 compared to $16.8 million in 2005, primarily a result of increasing interest rates.

Other financial items amounted to a gain of $11.5 million in 2006 compared to a loss of $7.1 million in 2005.

Pro Forma Net Income
Loss before income taxes was $3.5 million for 2006, as compared to an income of $208.0 million in 2005.

Teekay Petrojarl had no pro forma income tax expenses in 2006 or 2005.

Investments

During 2006, Teekay Petrojarl made total investments of $60 million, compared to no investments in 2005. The principal investment in 2006 was the acquisition of the vessel Rita Knutsen for $35 million. In addition, Teekay Petrojarl has made capital investments of $13 million related to the Siri FPSO project, investments relating to modifications on the vessels amounting to $10 million, and other.minor investments in software systems.

Teekay Petrojarl expects to further invest approximately $67 million in the Siri FPSO in 2007.

Going Concern

As required by Section 3-3 of the Norwegian Accounting Act, Teekay Petrojarl confirms that the financial statements are prepared based on the going concern assumption.

Financial market risk

Teekay Petrojarl is exposed to certain market risks, including adverse changes in interest rates and foreign currency exchange rates, as discussed below.

Interest rate risk
Teekay Petrojarl enters into financial instruments, such as interest rate swaps, to manage the impact of possible changes in interest rates. As of December 31, 2006, the Group had $325 million of interest bearing debt with floating interest rate based on USD six months LIBOR rate plus a margin.

For every one percentage point increase in the LIBOR rate our annual interest expense will increase by $3.25 million. For every one percentage point increase in the LIBOR, the annual amount of interest received on interest rate swaps in place as of December 31, 2006 would increase by $2.50 million. Based on such amount of indebtedness and interest rate swaps, a one-percentage point increase in LIBOR would result in a net increase in our annual interest costs of approximately $0.75 million.

In addition, Teekay Petrojarl has indemnified the lessor on the Petrojarl Foinaven for variations in actual interest rates from those assumed in the leases (interest rate differential). With respect to the interest rate differential, the defeased rental payments are based on assumed Sterling LIBOR rates of 8%. If actual interest rates are greater than the assumed interest rate, Teekay Petrojarl receives rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, the Group pays additional rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the assumed interest rates. Under IFRS, these obligations are accounted for at fair value with corresponding changes in fair value reported through the income statement. As per 31 December 2006, the liability was recorded at a fair value of $19.2 million.

For a one percentage point increase in Sterling LIBOR compared to the forward interest rates per 31 December 2006, Teekay Petrojarl is required to pay approximately £0.6 million less in rental payments. On the other hand, for a one percentage point reduction in Sterling LIBOR compared to the forward interest rates per 31 December 2006, Teekay Petrojarl is required to pay an additional approximately £0.6 million in rental payments.

During 2006 and 2005, actual interest rates were below the assumed interest rates, and the Group made additional rental payments of £2.13 million for 2006, and £1.92 million in 2005.

Currency Exchange Risk
Teekay Petrojarl is subject to foreign currency exchange rate risk on cash flows related to expenses and investing transactions in currencies other than the US dollar. Revenues are predominantly denominated in US dollars, while the majority of operating expenses is incurred in Norwegian kroner and British pounds. The Group hedges a portion of its foreign currency exposure related to operating expenses in non-US dollar currencies by entering into market sensitive financial instruments.

In 2006, Teekay Petrojarl adopted a foreign currency hedging program by buying NOK and GBP on forward contracts. As of 31 December 2006, Teekay Petrojarl had open forward contracts to buy GBP and NOK amounting to $151 million with a positive fair value of $2.3 million. At year end 2005, the Group did not have any open forward exchange contracts.

If GBP had appreciated by a further 1% against the USD at year-end, the fair value of the forward contracts on buying GBP would have increased by approximately $0.3 million. A similar 1% appreciation of NOK against USD would have increased the fair value of the forward contracts on buying NOK by approximately $1 million.

Substantially all of our debt is denominated in USD.

Credit risk
Our trade receivables are primarily from multinational integrated oil companies and independent oil and natural gas companies, including companies owned in whole or in part by foreign governments. Teekay Petrojarl manages its exposure to credit risk through ongoing credit evaluations of customers. Further, the exposure to credit risk is relative low due to the nature of our customer base, the long term relationship with most of our customers and the historic low level of losses on trade receivables.

Liquidity risk
As described above, at year end the Group had a cash balance of $54.9 million (unrestricted cash), in addition to an undrawn amount of $77.5 million from the revolving credit facility maturing in 2011. Based on the year-end cash balance, available liquidity resources and the current structure and terms of our debt, Teekay Petrojarl has adequate liquidity and that liquidity risk is at acceptable levels.

Commodity Risk
In the operation of our vessels, the Group uses substantial quantity of fuel. However, most of Teekay Petrojarl's fuel consumption is covered by the field operators, hence the Group's commodity risk is not material.

Shares, share capital and dividend

Teekay Petrojarl has 74,999,990 ordinary shares, all one class and with equal rights, issued and outstanding. Each share has a par value of NOK 2.

The ordinary shares are listed on the Oslo Stock Exchange. Teekay Petrojarl has a Level 1 ADR program for trading in its American Depository Shares (ADS), each of which represents one ordinary share.

At present, Teekay Petrojarl does not currently expect to pay ordinary dividends to shareholders. In general, any future dividend will be subject to determination based on our results of operations and financial condition, our future business prospects, any applicable legal or contractual restrictions and other factors that the Board of Directors considers relevant.

Health, Safety, Environment and Quality (HSE&Q)

As an ISO 14001 certified company, we continuously evaluate all environmental aspects of our operations. HSE&Q management and reporting is a key element in our evaluation of business performance for all management levels and the Board of Directors.

Teekay Petrojarl has made considerable investments to further develop our HSE&Q systems and competence, and place considerable emphasis on prevention and reduction of negative environmental impact of our operations. The Group applies a structured approach to ensure that our responsibilities are well managed, and we strive for continuous improvement.

2006 was a year with strong HSE&Q performance, and our safety and environment results compare favorably with the norm in the industries in which the Group operates.

Our HSE&Q results effectively support our efforts to develop and maintain our position as a market leader in harsh environment floating production services.

HSE&Q achievements in 2006 include:

- New HSE induction course introduced

- The total number of accidental spills to sea (oil & chemicals) in 2006 was 11, a reduction of 21 % compared to 2005. 7 of the spills were below 50 litres, while the total volume of all spills was 4,355 litres of chemicals and 252 litres of oil. 4 of the 11 spills were related to high concentrations of oil in produced water.

- Three of four FPSOs managed to reduce the average concentration of oil in produced water, compared to 2005. All FPSOs were within national legislation requirements

- Petrojarl I achieved one of the best waste segregation factors on Norwegian Continental Shelf, with 82.3 % of the waste segregated

- Total number of gas leakages was 16, a reduction of more than 50 % compared to 2005

Environmental Aspects of Teekay Petrojarl's Operations

Produced water discharges to sea

Water is produced from the reservoir with the oil, and separated out in the process plant onboard the FPSO. After separation, the water contains traces of oil and process chemicals, which could contribute to strain the marine environment when discharged. Re-injection of produced water into the reservoirs is one of several current technologies applied by Teekay Petrojarl to reduce the environmental impact of produced water.

Atmospheric emissions

Upon combustion, fossil fuels exhaust gases such as CO_2, CO, NO_X, SO_2, methane and non-methane hydrocarbons, contributing to higher concentrations of greenhouse gases in the atmosphere. On our FPSOs and shuttle tankers, the main sources of atmospheric emissions are combustion of fuel gas, diesel and heavy fuel oil. To further reduce greenhouse gas emissions, we focus on generating energy from produced gas, which reduces NO_X emissions significantly. To reduce SO_2 emissions, low sulphur ('green') diesel is used on all our vessels.

Chemical discharges to sea

Production chemicals are discharged to the natural environment with the produced water, and could lead to higher concentrations of hormone disturbing substances and heavy metals in sea organisms. Teekay Petrojarl continuously phases out and substitute environmentally harmful chemicals, an ongoing process carried out in close co-operation with the field operators and the chemicals suppliers.

Waste

Waste is generated as a consequence of all our activities, both offshore and onshore. In general, generation of waste means that much energy will be used to sort, transport, recycle, combust and reproduce the materials in the waste, often contributing to higher emissions of greenhouse gases. Teekay Petrojarl strives to minimize the amount of waste generated by increasing efficiency, reusing and recycling. All waste generated onboard our FPSOs is shipped to shore for proper treatment. The exception is food waste, which is macerated before discharged overboard.

HSE Statistics

The Group experienced 3 lost time injuries in 2006. Overall, lost time injuries frequency (LTIF) was 1.29 per million man hours in 2006, compared to 0 in 2005. Two of the lost time injuries in 2006 were finger injuries, while we had one lost time injury where a person's feet were scolded with hot water. None of the injuries are reported to give permanent consequences, and all three individuals are back in normal duty.

The total recordable case frequency (TRCF) was 3.88 per million man hours in 2006 compared to 2.6 in 2005. The medical treatments in 2006 were related to finger injuries, dust to eyes and a twisted ankle.

Despite the fact that our performance compare favourably with the norm in the industry, the increase in minor medical treatment injuries is negative compared to 2005. Teekay Petrojarl takes this seriously, and has initiated additional measures and initiatives to reverse the recent trend.

Sick leave in our FPSO operations was 4.2 % in 2006 compared to 4.3 % in 2005

Organization

Teekay Petrojarl had 526 employees per 31 December 2006, compared to 512 employees per 31 December 2005. The increase in the number of our employees in 2006, was primarily attributable to new positions within our engineering and operations departments.

The nature of our operations requires a high degree of technological expertise among our personnel. In the current tight labor market, it is our ambition to both retain and attract qualified personnel, based on our position as a leading North Sea FPSO company with international growth ambitions.

Traditionally, a high proportion of our employees have been male. We strive for balance and equality with respect to sex, age and cultural background, and consider this as a main element of our core values.

At 31 December 2006, 8 % of our employees were female and 92 % male, while the allocation for our Norwegian employees was 12 % female and 88 % male. In 2006, we recruited 56 people to new positions, of which 93% were male and 7% female.

University educated males and females in Teekay Petrojarl have the same wage structure. However, most females working in Teekay Petrojarl are employed in functions, which traditionally are paid less. About 10 % of this group is employed in 80 % or less of a full time position. Furthermore, approximately 9% of total work hours is allocated to our female employees.

In management positions at Teekay Petrojarl's headquarters in Trondheim, 7 % are female and 93 % are male.

Our Board of Directors has 5 male and 3 female directors, including 2 male employee representatives.

Our head office is in Trondheim, Norway. We also have offices in Aberdeen, UK, and offices under establishment in Brazil.

Board of Directors

On 1 December 2006, an Extraordinary General Meeting (EGM) was held in Teekay Petrojarl. In accordance with a proposal presented by Teekay Shipping Corporation, six new directors were elected, replacing the previous five shareholder elected directors, while the two employee representatives continued on the Board of Directors.

The Board of Directors consists of Bjørn Møller (Chairperson), Peter Evensen, Ingvild Sæther, Anne Liversedge, Philip Jones, Anette Blikstad, Jim Kristiansen (employee representative), and Frithjof Amundsen (employee representative). All directors were elected as permanent directors for a two year period.

The following directors left the Board after the EGM; Keith N. Henry (Chairperson), Rolf-Erik Rolfsen (Deputy Chairperson), Joey S. Horn, Jorunn Sætre, and Jarle Erik Sandvik.

In 2006 our Board of Directors had 11 meetings.

Corporate Governance

Teekay Petrojarl is committed to maintain high standards of corporate governance and believes that effective corporate governance is essential to our success. We have established a framework by which we conduct ourselves in delivering services to our customers and value to our shareholders. Our corporate governance policy is the result of detailed consideration by the executive management and the Board of Directors, is built on Norwegian corporate law, and follows the Norwegian Code of Practice for Corporate Governance of 28 November 2006.

However, Teekay Petrojarl does not currently have a shareholder appointed nomination committee, due to the majority of our shares being held by Teekay Shipping Corporation. Furthermore, no Board committees are currently in existence, because the board finds that it can deal with matters more efficiently in the full board.

We also adhere to certain requirements applicable to foreign registrants in the U.S., where our ADSs are publicly traded. We otherwise implement corporate governance guidelines beneficial to our business.

Our corporate governance principles are adopted by our Board of Directors, and the Board conducts a periodic review of these principles.

Outlook

The markets in which we operate showed strong improvement in 2006. Oil prices remained at high levels, and oil companies increased their exploration and production (E&P) spending. E&P spending is expected to increase further in 2007, and in the medium to long term, high oil price levels are expected to positively impact our market.

Within floating production, increased focus on deepwater developments, smaller fields, and tail-end optimization forms a basis for considerable growth. Our floating production activity is well positioned with market leadership in the North Sea and the potential to grow in selected international markets, as evidenced by the recent contract award from Petrobras for the Siri project in Brazil.

In 2007, Teekay Petrojarl expects to be faced with the key challenges of competing for new FPSO projects, in order to achieve strategic growth ambitions, further increase effectiveness of operations, partly to counter-balance increasing inflationary pressure on operating cost, and increasing costs relating to the ageing of the FPSO fleet, and retaining and adding qualified human resources supporting current operations and growth projects.

Our Board emphasizes that forward looking statements contained in this report are based on various assumptions made by Teekay Petrojarl that are beyond our control and that are subject to certain risks and uncertainties as disclosed by Teekay Petrojarl in our filings with the Oslo Stock Exchange and the U.S. Securities and Exchange Committee. Accordingly, actual results may differ materially from those contained in the forward looking statements.

Settlement of The Parent Company's Result for 2006

The parent company, Teekay Petrojarl ASA, reported a net profit of $25.7 million for 2006, which is allocated to other equity. Free equity is $539.4 million.

27 March 2007

Bjørn Møller Chairperson	Annette Blikstad	Anne Liversedge
Peter Evensen	Philip Jones	Ingvild Sæther
Jim Kristiansen	Frithjof Amundsen	Graham Westgarth Chief Executive Officer

Consolidated income statement
for the year ended December 31, 2006

(USD 1000)

	Notes	Year 2006	Year 2005
Revenues	6	**277,354**	**280,677**
Cost of sales	7	178,256	181,088
Depreciation and amortization	16, 17	62,217	37,767
Selling, general and administrative costs	8, 9, 11, 28	32,943	13,702
(Reversal of) Impairment of long-lived assets	16	719	(207,853)
Other operating (income) expense, net	10	(1,176)	22,871
Change in fair value of currency exchange derivatives	13, 18	(2,136)	-
Total operating expenses		**270,823**	47,575
Operating profit		**6,531**	233,102
Interest expense	13, 27	(46,071)	(54,504)
Other financial items, net	13, 18	8,691	(3,074)
Income (loss) before tax		**(30,849)**	175,524
Income tax (expense) benefit	14	-	(583)
Net income (loss)		**(30,849)**	174,941
Attributeable to:			
Shareholders of Teekey Petrojarl		(30,601)	174,374
Minority interest		(248)	567
Earnings per share:			
Continued operation			
- Basic	15	(0.41)	
- Diluted	15	(0.41)	

Consolidated balance sheet at December 31, 2006

(USD 1000)

	Notes	Year 2006	Year 2005
ASSETS			
Non-current assets			
Property and equipment, net	16, 17	830,757	833,485
Investments in associated companies	12, 19	4,755	5,653
Other long-lived assets	21	7,528	6,542
		843,040	845,680
Current assets			
Current receivables group companies	12	7,814	-
Other current assets	23	15,916	12,135
Unbilled and other receivables		1,340	3,081
Accounts receivable, net	22	40,546	30,506
Restricted cash		4,831	2,010
Cash and cash equivalents	24	54,900	13,550
		125,347	61,282
Total assets		**968,387**	**906,962**
EQUITY AND LIABILITIES			
Equity			
Issued capital	25	21,732	
Share premium	25	153,948	
Other capital reserves		322,014	(145,208)
		497,694	(145,208)
Minority interest in consolidated subsidiaries		1,265	1,513
		498,959	(143,695)
Non-current liabilities			
Long-term debt	27	318,655	915,684
Other long-term liabilities	28, 29	63,294	57,100
		381,949	972,784
Current liabilities			
Accounts payable	31	21,082	14,918
Accrued expenses	29, 30	48,784	27,128
Derivative financial instrument	18	17,613	35,827
Total current liabilities		87,479	77,873
Total liabilities		469,428	1,050,657
Total equity and liabilities		**968,387**	**906,962**

Consolidated statement of changes in equity for the year ended December 31, 2006

(USD 1000)

	Share capital	Share premium	Other retained earnings	Attributable to shareholders of parent company	Minority interest	Total equity
Adjusted equity as at 01.01 2006			**(143,695)**	**(145,208)**	**1513**	(143,695)
Profit (loss) for the period			(30,849)	(30,601)	(248)	(30,849)
Total income and expense for the year	**0**	**0**	**(30,849)**	**(30,601)**	**(248)**	**(30,849)**
Issues of share capital	21,732	153,948		175,680		175,680
Other equity through de-merger			496,106	496,106		496,106
Cost of share-based payment			1,717	1,717		1,717
Dividends				0		-
Equity as at 31.12 2006	**21,732**	**153,948**	**323,279**	**497,694**	**1,265**	**498,959**

Cash Flow Statement

			2006	2005
		Cash flow from/(used in) operating activities		
		Operating profit	6,531	233,102
	+	Depreciation and amortizations	62,217	37,767
	+/-	(Reversal of) Impairment	719	(207,853)
	+/-	Loss (Gain) on sale of assets	0	426
	+/-	Change in net operating capital	(7,992)	11,624
A	=	**Cash generated from operations**	**61,475**	**75,066**
		Cash flow from/(used in) investing activities		
	-	Purchase of property, plant and equipment	(59,761)	(11)
	+	Repaid outstanding loan	898	0
B	=	**Cash generated from/(used in) investing activities**	**(58,863)**	**(11)**
		Cash flow from/(used in) financing activities		
	+/-	Net interest received/(paid)	(1,181)	
	+	Received cash from PGS in de-merger	46,500	
	-	Repaid long-term debt to PGS	(325,000)	(66,017)
	+	Drawn long-term debt (net of fin. fees)	318,419	
C		**Cash generated from/(used in) financing activities**	**38,738**	**(66,017)**
A+B+C		**Net increase/(decrease) in cash and cash equivalents**	41,350	9,038
	+	Cash and cash equivalents at beginning of period	13,550	4,512
	=	**Cash and cash equivalents at end of period**	**54,900**	**13,550**

Note 1 Summary of significant accounting policies

1.1 Basis for preparation

Teekay Petrojarl ASA is a public limited company, incorporated in Norway, headquartered in Trondheim and listed on the Oslo Stock Exchange. Address headquarter is at Beddingen 16, 7405 Trondheim, Norway.

The companies that the Group consists of are described in note 3.

The consolidated financial statements of the Teekay Petrojarl Group have been prepared in accordance with the international accounting standards published by the International Accounting Standards Board and mandatory for financial years beginning on or after 1 January 2005.

The consolidated financial statements have been prepared on an historical cost basis, except for:

- Financial instruments at fair value through profit or loss (Note 18)

1.2 Functional currency and Presentation currency

The Group's presentation currency is US dollars ("dollars" or "USD"). This is also Teekay Petrojarl ASA's, and all subsidiaries', functional currency.

1.3 Basis of consolidation

The Group's consolidated financial statements comprise Teekay Petrojarl ASA and companies in which Teekay Petrojarl ASA has a controlling interest. A controlling interest is normally attained when the Group owns, either directly or indirectly, more than 50% of the shares in the company and is capable of exercising control over the company. Minority interests are included in the Group's equity.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognized in assets, are eliminated in full.

The purchase method is applied when accounting for business combinations. Companies which have been bought or sold during the year are consolidated from/until the date when the purchase/sale is carried out.

Investments in associates (normally investments of between 20% and 50% of the companies' equity) in which Teekay Petrojarl ASA exercises considerable influences are accounted for by applying the equity method. The carrying value of the investments is reviewed when there are indications of a fall in value or when there is no longer any need for previously recognised impairment losses.
(a) When the Group's share of the loss exceeds the investment, the investment is carried at zero value. If the Group's share of the loss exceeds the investment, this will be recognised to the extent that the Group has obligations to cover this loss.
(b) Interests in joint ventures are accounted for by proportionate consolidation, ie, by recognising the proportionate share of revenues, costs, assets and liabilities with similar items in the financial statements on a line-by-line basis. A review of the carrying values in joint ventures is carried out when there are indications that there is a need to recognise impairment losses or when the need for previously recognised impairment losses is no longer present.

Where Teekay Petrojarl transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of Teekay Petrojarl's interest in the joint venture.

1.4 Use of estimates when preparing the annual financial statements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. This particularly applies to the recognition as pension obligations, depreciation of fixed assets, contingent liability for lessor's tax exposure for UK finance lease of Petrojarl Foinaven and Asset Removal Obligation related to the Banff field subsea installation. See note 4 for further details on the use of estimates.
In many circumstances, the ultimate outcome related to the estimates, assumptions and judgments may not be known for several years after the preparation of the financial statements. Actual amounts may differ materially from these estimates due to changes in general economic conditions, changes in laws and regulations, changes in future operating plans and the inherent imprecision associated with estimates.

1.5 Currency

The financial statements are presented in US dollars, which is the Company's functional and the Group's presentation currency. The functional currency for each entity in the Group was determined based upon that entity's operations and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange at the balance sheet date. All foreign exchange differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

1.6 Revenue recognition

Tariff-based revenue from services from operation of floating production, storage and offloading vessels ("FPSOs") is recognized as production occurs, while day-rate revenue, both for the FPSOs and shuttle tankers, is recognized over the passage of time.

Interest is recognised in the income statement to the extent that it reflects the effective yield on the asset.

1.7 Segments

Teekay Petrojarl has only one primary segment (business segment) and secondary segments in the form of the geographic principal markets for the business segment; UK and Norway.

Financial information relating to segment and geographical divisions is presented in Note 6.

In the segment reporting, the internal gain on sales between the various segments is eliminated.

1.8 Borrowing cost

Borrowing costs are recognised in the income statement when they arise. Borrowing costs are capitalised to the extent that they are directly related to the purchase, construction or production of a non-current asset. Borrowing costs are capitalised when the interest costs are incurred during the non-current asset's construction period. The borrowing costs are capitalised until the date when the non-current asset is ready for use. If the cost price exceeds the non-current asset's fair value, an impairment loss is recognised.

Loans are recognised at the amount received, net of transaction costs. The loans are thereafter recognised at amortised costs using the effective interest rate method.

1.9 Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liability is recognised for all taxable temporary differences, except:
• where the deferred tax liability arises from the initial recognition of goodwill or of an asset or
liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
• in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except:
• where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
• in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax and deferred tax assets are recognised at their nominal value and classified as non-current asset investments (long-term liabilities) in the balance sheet.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes are related to the same taxable entity and the same taxation authority.

<u>Other Taxes</u>
Revenues, expenses and assets are recognised net of the amount of sales tax except:
• where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
• receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

1.10 Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and accumulated impairment in value. Such cost includes the cost of replacing part of such property and equipment and additional investments when that cost is incurred, if the recognition criteria are met. The Group assesses whether maintenance qualifies to be capitalized according to the recognition criteria, and if the criteria not are met the costs are expensed.

Depreciation and amortization are calculated based on cost less estimated residual values using the straight-line method for all property and equipment, excluding leasehold improvement, which are amortized over the asset life or lease term whichever is shorter.
The Floating Production, Storage and Offtaking vessels (FPSOs) have been divided into separate components for depreciation purposes, and useful life and residual value of the individual components are considered in the calculation of depreciation and amortization.
The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Teekay Petrojarl capitalizes the applicable portion of interest costs to major capital projects. An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

The asset's residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year end.

Significant spare parts are capitalized with the asset to which they pertain, while other spare parts, consumables and bunkers are classified as other current assets and stated at the lower of cost and market.

1.11 Leasing

Operating and Financial Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Teekay Petrojarl as a lessee
Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Teekay Petrojarl as a lessor
Leases where the Group retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

1.12 Intangible assets

The Group has no acquired intangible assets.
Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. Development costs are recognized as an intangible asset only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention is to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliable the expenditure during the development.

1.13 Financial instruments

Teekay Petrojarl classifies its financial assets and financial liabilities in the following categories: at fair value through profit or loss, loans and receivables, available for sale and other commitments. Management determines the classification of its financial assets and financial liabilities at initial recognition.

(a) Financial assets and financial liabilities at fair value through profit or loss
A financial instrument is classified in this category if acquired or issued principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as "held for trading" unless they are designated as hedges. Instruments in this category are classified as current if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. Changes in the fair value of financial instruments classified as financial assets and financial liabilities at fair value through profit or loss are recognized in the income statement and included in the net financial income/expenses or in operating profit for derivatives that are entered into for currency hedging rather than trading purposes but do not qualify for hedge accounting.

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets and liabilities, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets and liabilities.

(c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Except for financial instruments carried at fair value through the income statement, financial instruments are initially recognized at fair value plus transaction costs. Financial assets or financial liabilities carried at fair value through the income statement are initially recognized at fair value, and transaction costs are expensed in the income statement. Available-for-sale financial assets and financial assets or financial liabilities at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Teekay Petrojarl assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If such evidence exist, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate (ie the effective interest rate computed at initial recognition). The amount of loss will be recognized in the profit and loss.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealized gains or losses reported in the income statement.

Derivative Financial Instruments and Hedging Activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Teekay Petrojarl has not identified any derivatives that qualify for hedge accounting. Changes in the fair value of any derivative instruments are therefore recognized immediately in the income statement.

The full fair value of derivatives is classified as a non-current asset or liability if the remaining maturity is more than 12 months, and as a current asset or liability if the remaining maturity is less than 12 months. Trading derivatives are classified as a current asset or liability.

1.14 Impairment of assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

1.15 Trade receivables

Trade receivables are carried at amortised cost. The interest element is disregarded if it is insignificant. Should there be objective evidence of a fall in value, the difference between the carrying amount and the present value of future cash flows is recognised as a loss, discounted by the receivable amount's effective interest rate.

1.16 Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with maturities of three months or less. Cash and cash equivalents that are restricted from Teekay Petrojarl's use are disclosed separately in the balance sheets and are classified as current or long-term depending on the nature of the restrictions. Such restrictions primarily relate to employee tax withholdings.

1.17 Equity

(i) Equity and liabilities
Financial instruments are classified as liabilities or equity in accordance with the underlying financial reality.

Interest, dividends, gains and losses relating to a financial instrument classified as a liability will be presented as an expense or revenue. Amounts distributed to holders of financial instruments which are classified as equity will be recognised directly in equity.

(ii) Costs of equity transactions
Transaction costs relating to an equity transaction are recognised directly in equity after deducting tax expenses. Only transaction costs directly linked to the equity transaction are recognised directly in equity.

1.18 Minority interests

The minority interests include the minority's share of the carrying amount of subsidiaries, including the share of identified excess value on the date when a subsidiary is acquired.

Losses in a consolidated subsidiary that can be attributed to the minority interests cannot exceed the minority's share of the equity in the consolidated subsidiary. Any loss in excess of this is recognised in the majority interests' share of the subsidiary to the extent that the minority are not obliged and able to bear their share of the loss. If the subsidiary starts to make a profit, this is to be added to the majority's share of the subsidiary's equity until the minority interests' share of previous losses is covered.

In the case of a reduction in a minority owner's shareholding, separate excess values are calculated for the minority interests. These are depreciated and debited to the minority interests' share of the profit or loss. This means that the majority interests' gain on the reduction is transferred to the majority interests' share of the equity during the depreciation period.

1.19 Employee benefits

Defined benefit plans

Up until 31 December 2004, employees hired onshore in Norway were offered a defined benefit pension scheme. For offshore personnel in Norway there is a defined benefit pension scheme based on the Seafarers' pension scheme.
The pension commitments and pension costs are determined using a linear accrual formula. A linear accrual formula distributes the accrual of future pension benefits in a straight line over the accrual period, and regards the employees' accrued pension rights during a period as the pension costs for the year.

The pension commitments are calculated on the basis of the present value of future cash flows. The discount rate has been based on recommendations from the accounting community in Norway, but adjusted to take maturity into consideration.

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan in effect at the end of the previous reporting period exceeds 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. For actuarial gains and losses exceeding the 10% threshold, gains and losses are recognized over the expected average remaining working life of the employees participating in the plans.

Defined contribution plans

Onshore personnel in Norway that has been employed after 1 January 2005 have been included in the Group's defined contribution plan. For onshore and offshore personnel in the UK, the Group match any contributions made by the employee, within limits. The pension costs for these plans equal the Group's contribution.

Severance pay

The Group pays severance pay in those cases where employees have to leave the Group as a result of reorganisation. The costs relating to severance pay are set aside once the management has decided on a plan that will lead to reductions in the workforce and the reduction in the workforce has been communicated to the employees.

Share options

The employees and management of the Group have been given options to buy shares in the parent company. The fair value of the options is estimated at the grant date and recognised as an expense over the vesting period.

1.20 Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognised when Teekay Petrojarl has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where Teekay Petrojarl expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Asset Removal Obligations

An asset removal obligation exists where Teekay Petrojarl has a legal or constructive obligation to remove assets or pay for the removal of such assets. Where Teekay Petrojarl is required to settle an asset removal obligation, Teekay Petrojarl has estimated and capitalized the net present value of the obligations and increased the carrying value of the related long-lived asset, with an amount equal to the depreciated value of the asset retirement obligation.
Teekay Petrojarl has such an obligation for one of the vessels, Petrojarl Banff.
The value of the related long-life asset (the vessel) was impaired in 2003, and the value added to the asset as a consequence of the recognition of the asset removal obligation was assumed to zero following the impairment.

Subsequent to the initial recognition of the asset removal obligation, a finance cost is recorded relating to the unwinding of the discount (the obligation increases in each period due to the passage of time) on the asset retirement obligation. The effect on net present value of any subsequent changes to gross removal costs, discount rates or currency rates adjust the carrying value of assets and liabilities, and are expensed over the remaining estimated useful life of the related assets or project, whichever is shorter, or included in the impairment if the carrying amount of the related long-lived asset exceeds its recoverable amount. The amount deducted from asset cost should not exceed its carrying amount, and any excess is recognized immediately in the income statement (as "other operating income (expense), net").

1.21 Contingent liabilities and assets

Contingent liabilities are defined as

(i) possible obligations resulting from past events whose existence depends on future events.

(ii) obligations that are not recognised because it is not probable that they will lead to an outflow of resources
(iii) obligations that cannot be measured with sufficient reliability.

Contingent liabilities are not recognised in the annual financial statements apart from contingent liabilities which are acquired through the acquisition of an entity. Significant contingent liabilities are stated, with the exception of contingent liabilities where the probability of the liability occurring is remote.

A contingent asset is not recognised in the annual financial statements, but is stated if there is a certain level of probability that a benefit will accrue to the Group.

1.22 Events after the balance sheet date

New information on the company's positions at the balance sheet date is taken into account in the annual financial statements. Events after the balance sheet date that do not affect the company's position at the balance sheet date but which will affect the company's position in the future are stated if significant.

1.23 Changes in accounting policies

The Group has adopted the following new and amended IFRS and IFRIC interpretations during the year. Adoption of these revised standards and interpretations did not have any effect on the financial statements of the Group. They did however give rise to additional disclosures.

Amendments to published standards effective in 2006
IAS 19 (Amendment), Employee Benefits, is mandatory for the Group's accounting periods beginning on or after 1 January 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

Standards, amendments and interpretations effective in 2006 but not relevant
The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006 but are not relevant to the Group's operations:

- IAS 21 (Amendment), Net Investment in a Foreign Operation;
- IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
- IAS 39 (Amendment), The Fair Value Option;
- IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;
- IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;
- IFRS 6, Exploration for and Evaluation of Mineral Resources;
- IFRIC 4, Determining whether an Arrangement contains a Lease; and
- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental
- Rehabilitation Funds.
- IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment;

Standards early adopted by the Group
The Group did not early adopt any new standards.

New Standards and interpretations that not are yet effective

- IAS 1 (Amendment), Presentation of Financial Statements – Capital Disclosures. The amendment requires additional disclosures to enable users of the financial statements disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. The Group will apply the amendment to IAS 1, from annual periods beginning 1 January 2007.
- IFRS 7 - Financial Instrument: Disclosures. IFRS 7 introduces new disclosures to improve the information about financial instruments. The Group will apply IFRS 7 from annual periods beginning 1 January 2007.
- IFRS 8 – Operating Segments. IFRS 8 replaces IAS 14 Segment Reporting. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performances. IFRS 8 also requires additional disclosures, including information about how the entity identifies its operating segments and the types of products and services from which each segment derives its revenues. The Group will apply IFRS 8 from annual periods beginning 1 January 2009.
- IFRIC 7 – Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies. IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. The Group will apply IFRIC 7 from annual periods beginning 1 January 2007.
- IFRIC 8 – Scope of IAS 2. IFRIC 8 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of IFRS 2. The Group will apply IFRIC 8 from annual periods beginning 1 January 2007.
- IFRIC 9 – Reassessment of Embedded Derivatives. IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party

to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group will apply IFRIC 9 from annual periods beginning 1 January 2007.

- IFRIC 10 – Interim Financial Reporting and Impairment. IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC from annual periods beginning 1 January 2007.
- IFRIC 11 – Group and Treasury Share Transactions. IFRIC addresses how to apply IFRS 2 – Share-based Payment to share-based payment arrangements involving an entity's own equity instruments or equity instruments of another entity in the same group. The Interpretation requires a share-based arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. The Group will apply IFRIC 11 from annual periods beginning 1 January 2008.
- IFRIC 12 – Service Concession Arrangements. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and rights they receive in service concession arrangements. The Group will apply IFRIC from annual periods beginning 1 January 2008.

The Group expects that adoption of the pronouncements listed above will not impact on the Group's financial statements in the period of initial application.

1.24 Pro forma Profit and Loss

In note 2 to the Financial Statement the pro forma profit and loss statement is presented. The pro forma statement has been prepared incorporating the financing of the group from the time of the de-merger from PGS, and by rolling this financing backwards considering the actual movements in receivables and liabilities towards the PGS group prior to the de-merger.
In the historical financial statement, the actual intra group capitalization of Teekay Petrojarl prior to the de-merger is presented.

Note 2: Pro forma profit & loss - unaudited

(USD 1000)

	Year 2006	Year 2005
Revenues	**277,354**	**280,677**
Cost of sales	178,313	181,099
Depreciation and amortization	62,217	37,767
Selling, general and administrative costs	33,023	14,823
(Reversal of) Impairment of long-lived assets	719	(207,853)
Other operating (income) expense, net	(1,176)	22,871
Currency hedging loss (income)	(2,136)	0
Total operating expenses	**270,960**	**48,707**
Operating income before financial items	**6,394**	**231,970**
Interest expense	(21,363)	(16,834)
Other financial items, net	11,462	(7,097)
Income (loss) before tax	**(3,507)**	**208,039**
Income tax expense (benefit)	-	-
Net income (loss)	**(3,507)**	**208,039**
Attributeable to:		
Shareholders of Teekey Petrojarl	(3,432)	207,645
Minority interest	(75)	394

Earnings per share: (USD 1)

Continued operation		
- Basic	-0.05	
- Diluted	-0.05	

Note 3: List of subsidiaries

The following subsidiaries are included in the consolidated financial statements:

Company	Country of registration	Main operations	Ownership share	Voting share
Teekay Petrojarl Production AS (name prior to 28 Febr. 2007: Petrojarl Production AS)	Norway	Floating production (FPSO)	100.00 %	100.00 %
Golar-Nor Offshore (UK) Ltd.	UK	Floating production (FPSO)	100.00 %	100.00 %
Golar-Nor (UK) Ltd.	UK	Floating production (FPSO)	100.00 %	100.00 %
Golar Nor Offshore AS	Norway	Floating production (FPSO)	100.00 %	100.00 %
KS Petrojarl I AS	Norway	Floating production (FPSO)	98.50 %	98.50 %
Petrojarl 4 DA	Norway	Floating production (FPSO)	99.25 %	99.25 %
Petrojarl Floating Production UK Ltd.	UK	Floating production (FPSO)	100.00 %	100.00 %
Petrojarl Varg AS	Norway	Floating production (FPSO)	100.00 %	100.00 %
Petrojarl Banff AS	Norway	Floating production (FPSO)	100.00 %	100.00 %
Petrojarl Tanker AS	Norway	Floating production (FPSO)	100.00 %	100.00 %
Petrojarl Holding 1 AS	Norway	Floating production (FPSO)	100.00 %	100.00 %
Petrojarl JV AS	Norway	Floating production (FPSO)	100.00 %	100.00 %

Note 4 : Estimation uncertainty

In the process of applying the Group's accounting policies in according to IFRS, management has made several judgements and estimates. All estimates are assessed to the most probable outcome based on the managements best knowledge. Changes in key assumptions may have significant effect and may cause material adjustments to the carrying amounts of assets and liabilities, equity and the net result.

The company's most important accounting estimates are the following items:
- Depreciation on tangible fixed assets.
- Net pension obligations.
- Contingent liability for lessor's tax exposure for UK finance lease of Petrojarl Foinaven
- Asset Removal Obligation related to the Banff field subsea installation

The estimated service life of the company's production vessels are to some extent affected by technological developments. However, most important is the maintenance program and technical standard of the processing equipment onboard the FPSOs. From Q2 2006 the estimated useful life of a major part of the processing plant on Petrojarl Varg was assumed to have a useful life of 20 years instead of 25 years at had been assumed previously.
The useful life of the FPSOs is assessed based on an assessment of the individual components of a vessel. As long as the components with the longest expected life is kept in good shape it is the company's intention at this stage that components that become obsolete will be replaced so that the longest living components can be utilized for their full useful life. The components of the FPSOs is expected to have a useful life of between 8 and 25 years, with most components having a life of 20 to 25 years. See note 16 for further information on depreciations.
Depreciations of vessels are calculated after considering residual values of the components and steel of the vessels. Residual values are also to a great extent estimates.

The net pension obligation is calculated with actuarial models based on several actuarial assumptions such as discount rate, future salary levels, changes in pension levels, return on plan assets, and disability- and mortality rates. The assumptions are set based on market prices and historical data for the company and the society. Changes in the assumptions may have a material effect on the calculated net pension obligation and the pension cost. An increase in the discount rate of 1 % would give a decrease in the gross pension obligation and the pension cost of about 20-25 %. See note 28 for further information about pensions and estimates used in calculation of the net pension obligation.

The company has finance leases relating to the FPSO Petrojarl Foinaven, and the production equipment for the Petrojarl Banff. The company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or certain adverse rulings by the UK tax authorities. The specific tax exposures related to these leases were recorded as a liability. Applicable portions of this liability are released if and when the UK tax authorities accept the lessors' claim for capital allowance under each lease.

In 2005, the liability related to the Petrojarl Banff lease was released. There is still a contingency related to the Petrojarl Foinaven lease, where the UK tax authorities has raised an issue about the accelerated rate at which tax depreciation is available. An accrual of £13 million ($25.5 million) related to the contingency regarding tax indemnification on Petrojarl Foinaven is recorded as of 31 December 2006. As part of the demerger, PGS has agreed to cover 50 per cent of any actual payment in excess of £13 million related to this liability.
As of 31 December 2006, management's perception is that the worst case scenario is that the total liability for this tax exposure will be £26 million, which means that the worst case exposure for Teekay Petrojarl is assessed to be £19.5 million (USD 38 million).

Teekay Petrojarl has an asset removal obligation for the subsea production facility associated with the FPSO Petrojarl Banff. This obligation generally relate to restoration of the environment surrounding the facility and removal and disposal of all the production equipment. The obligation will be settled at the end of the service contract for FPSO Petrojarl Banff, currently expected to be no later than by the end of 2014. Valuation of the obligation is dependent on estimates of the costs associated with the removal, and is recorded in the financial statement at the assumed net present value of the obligation. See note 29 for further information on the provision made as of 31 December 2006.

Note 5: Exchange rates

	Exchange rates 1.1.2006	Average exchange rates 2006	Exchange rates 31.12.2006
US Dollar	6.764	6.413	6.255
GBP	11.701	11.698	12.268
Euro	8.030	7.957	8.238

Note 6: Segment Information

Teekay Petrojarl has just one primary segment (business segment), and with geographical principal markets (Norway and UK) as secondary segments. Teekay Petrojarl manages its business in one segment whitch consists of the ownership and operation of four harsh environment FPSOs in the North Sea. Teekay Petrojarl's principal markets are the United Kingdom and Norway.

Transfer prices between principal markets are set on arm's length basis in a manner similar to transactions with third parties and are eliminated in consolidation.

Geographical markets	UK		Norway		Eliminations		Total continued operations	
(USD 1000)	2006	2005	2006	2005	2006	2005	2006	2005
Revenues from external customers:								
Revenues production	**135,877**	135,674	**135,955**	145,003			**271,832**	280,677
Other revenues	**251**		**2,531**				**2,782**	-
Rental income			**2,740**		-	-	**2,740**	-
Total revenues from external customers	**136,128**	135,674	**141,226**	145,003	-	-	**277,354**	**280,677**
Internal transactions			**27,590**	18,948	**(27,590)**	(18,948)	-	-
Total revenues	**136,128**	135,674	**168,816**	163,951	**(27,590)**	**(18,948)**	**277,354**	280,677
Assets								
Segment assets, vessels	**400,733**	421,416	**415,879**	407,213			**816,612**	828,629
Unallocated assets	**55,377**	31,551	**96,398**	46,782			**151,775**	78,333
Total assets	**456,110**	452,967	**512,277**	453,995			**968,387**	906,962

Note 7: Cost of sales

Cost of sales consist of the following:

	2006	2005
Salaries & social	**73,147**	66,175
Charterhire/ operating shuttletankers	**39,256**	32,553
Material and supplies	**10,006**	9,094
Repairs and Maintanance	**40,764**	55,391
Travel and Entertainment	**8,277**	9,989
Other operating cost	**6,806**	7,886
Total cost of sales	**178,256**	181,088

Note 8: Selling, general and administrative costs

	2006	2005
Salaries & social	**15,316**	5,163
Travel & entertainment	**759**	438
Office operations	**4,759**	1,582
Fees	**12,109**	6,519
Selling, general and administrative costs	**32,943**	13,702

Note 9: Administrative expenses

Included in administrative expenses are:

Specification auditor's fee		
Statutory audit	**609**	639
Other assurance services	**63**	56
Other non-assurance services	**14**	7
Tax consultant services	**0**	0
Total	**686**	702

The amounts are exlusive of VAT.

Note 10: Other operating (income) expenses, net

	2006	2005
UK tax allocation	**707**	22,490
Asset removal cbligation	**(1,392)**	
Other	**(491)**	381
Total Other operating (income) expenses, net	**(1,176)**	22,871

Note 11: Employee benefit expenses and management remuneration

	2006	2005
Wages	**51,945**	50,317
Share options (Note 26)	**1,717**	0
Profit sharing/Bonus plans	**9,259**	2,002
Severance payment	**485**	0
Pension costs defined benefit plans (Note 28)	**3,292**	3,143
Pension costs defined contribution plans (Note 28)	**108**	29
Social security costs	**10,841**	7,895
Other social costs	**10,816**	7,952
Total employee benefit expenses	**88,463**	71,338

	2006	2005
Total employee benefit expenses are included in:		
Cost of sales (note 7)	**73,147**	66,175
Selling, general & admin costs (note 8)	**15,316**	5,163
Total employee benefit expenses	**88,463**	71,338

The number of man-years that has been employed during the financial year:

	2006	2005
Norway	**500**	499
UK	**10**	10
Total	**510**	509

Management remuneration

The Group has a Management Group with defined Group Directors. The Group Management consists of the Group Directors. Group Directors are the CEO, the Executive VP, the CFO, the SVP Operations, the SVP Engineering and the VP HR, IT and Administration, all employed by the main operating company in the Group; Teekay Petrojarl Production AS.

2006

(000 USD)	Board remuneration	Salary	Bonus	Benefits in kind	Pension cost	Settled options	Total remuneration
Management 2006							
Graham Westgarth (CEO; 1.12 - 31.12)							-
Espen Klitzing (former CEO; 1.1 - 1.12)		325	98	31	25	914	1,392
Helge Krafft (Exec. VP)		335	150	4	85	366	939
Erik Evjen (CFO; 1.5 - 31.12)		151	-	2	11	366	530
Sverre W. Stenvaag (SVP Operations)		211	19	5	15	274	525
Rolf Børresen (SVP Engineering)		200	53	18	38	274	584
Nils B. Johannessen (VP HR, IT & Adm)		132	40	4	18	183	377
Subtotal Remuneration Management 2006		1,354	360	64	192	2,377	4,347

(000 USD)	Board remuneration	Salary	Bonus	Benefits in kind	Pension cost	Settled options	Total remuneration
Members of the Board 2006							
Keith N. Henry (former Chairperson)	62						62
Rolf-Erik Rolfsen (former Deputy Chairperson)	34						34
Joye S. Horn (former Member)	31						31
Jorunn Sætre (former Member)	24						24
Jarle Erik Sandvik (former Member)	34						34
Bjørn Møller (Chairman)							-
Peter Evensen (Member)							-
Ingvild Sæther (Member)							-
Anne Liversedge (Member)							-
Philip Jones (Member)							-
Anette Blikstad (Member)							-
Jim Kristiansen (Employee rep.)							-
Frithjof S. Amundsen (Employee rep.)							-
Subtotal Remuneration Board 2006	**185**						
Total remuneration 2006	**185**	**1,354**	**360**	**64**	**192**	**2,377**	**4,532**

2005

(000 USD)	Board remuneration	Salary	Bonus	Benefits in kind	Pension cost	Settled options	Total remuneration
Management 2005							
Sverre Skogen (CEO; 1.1 – 31.7)		189	73	-	26	-	288
Espen Klitzing (CEO; 1.11 -31.12)		55	-	-	6	-	61
Helge Krafft (Exec. VP and CE0 1.8 –31.10)		283	54	1	56	-	394
Reidar Stokke (VP Finance and Control; 1.1 – 28.3)		193	-	-	18	-	211
Terje Ruud (VP Finance and control; 29.3 – 31.12)		86	-	1	5	-	92
Sverre W. Stenvaag (SVP Operations 22.8 - 31.12)		68	-	5	6	-	79
Rolf Børresen (SVP Engineering)		197	33	17	45	-	292
Nils B. Johannessen (VP HR, IT & Adm)		132	18	1	12	-	163
Total Remuneration Management 2005		**1,203**	**177**	**25**	**175**	**-**	**1,580**

The top management of the parent company, PGS ASA, constituted the board in 2005, and no remuneration was paid to the board in 2005.

Mr. Graham Westgarth was appointed CEO on 1 December 2006. Prior to being appointed CEO of Teekay Petrojarl Mr. Westgarth already was employed by Teekay, and Teekay covered remuneration for Mr. Westgarth for December 2006.

The Group Management received a bonus according to the established bonus program. See below for a description of the remuneration policy of Teekay Petrojarl. The CEO and Executive Vice President could in 2006 receive up to 75% of the yearly salary in total bonus based on performance in 2005, while the rest of the management group could receive up to 60% of the yearly salary. Besides for the former CEO the same apply for results for the financial year 2006. An accrual of totally USD 517,000 has been made in the 2006 statement based on the 2006 achievement. This bonus is paid in March 2007.

Mr. Espen Klitzing resigned from his position as CEO of the Group on 1 December 2006. Mr. Klitzing will be entitled to normal salary and benefits for the termination period, 6 months. Further he will receive 12 months salary after the termination period. For the first 6 months after the termination period there is no reduction for any salary received from other sources while for the last 6 month there will be made reduction for any salary received from other sources. In addition Mr. Klitzing was granted a fixed bonus at termination as a replacement of any bonus based on the 2006 performance of the Group. Total severance compensation for Mr. Klitzing is calculated to be USD 529,000 and is accrued as of 31 December 2006.

The Group Management takes part in the general pension scheme described in the note regarding pension. Employees hired before 1 January 2005 is in the Defined Benefit Plan, while employees hired after 1 January 2005 are part of the Defined Contribution Plan. In management the Executive Vice President, the SVP Engineering and the VP HR, IT and Administration are part of the Defined Benefit Plan, while the CFO and the SVP Operations are part of the Defined Contribution Plan. The former CEO was also part of the Defined Contribution Plan. The company also has a general policy providing pension cover for salaries above the limits in the tax regulations for Defined Benefits and Contribution Plans (12 G or currently NOK 754,704.00 (USD 120,656)). The management group is also part of this general agreement.

The Executive Vice President has an agreement allowing him to an early retirement from 66 years. From 66 to 67 years he will receive an early retirement pension equalling 100% of his pensional income prior to his retirement. From he is 67 years he is entitled to a lifelong yearly pension totalling to 70% of the pensionable income. The company's obligation to provide this lifelong pension is partly funded and partly unfunded. In addition to the pension benefits, he will also be granted a bonus equalling 6 months salary if he remain in his position until his is 66 years, and at that time retire according to the early retirement agreement described above. If he resigns before the age of 66, an early retirement pension equalling 100% of pensionable income will be paid for the first 12 months, thereafter the early retirement pension shall be 70% of pensionable income.

No member of the Group Management has received remuneration or economical benefits from other companies in the Group, other than what is stated below. No additional remuneration has been given for special services outside the normal functions of a CEO.

No loans have been given to, or guarantees given on the behalf of, any members of the Management Group, the Board or other elected corporate bodies.

The Management Group and 32 other employees have during the year received options on company shares. Following Teekay's acquisition of more than 50% of the shares in the company, the options were settled. The group management was awarded and have settled the following number of options:

	Number of options						
	Opening balance	Awarded (000)	Expired	Settled (000)	Strike price (NOK)	Ending balance	Settlement price (NOK)
Management							
Espen Klitzing (former CEO)	-	200		200	40.70	-	70.00
Helge Krafft (Exec. VP)	-	80		80	40.70	-	70.00
Erik Evjen (CFO)	-	80		80	40.70	-	70.00
Sverre W. Stenvåg (SVP Operations)	-	60		60	40.70	-	70.00
Rolf Børresen (SVP Engineering)	-	60		60	40.70	-	70.00
Nils B. Johannessen (VP HR, IT & Adm)	-	40		40	40.70	-	70.00
Sum	-	520		520		-	

Summary from **Principles for remuneration and other employment terms for the Teekay Petrojarl Management Group, ref. ASAL § 6-16a**

The principle of remuneration, dated Feb 9 2007, describes what has historically been applied within Teekay Petrojarl. The remuneration and other employment terms for the Teekay Petrojarl Management Group can be summarized as follows.

The guiding principle is that remuneration and other employment terms for company management shall be competitive to ensure that Teekay Petrojarl can attract and retain highly skilled persons in the Management Group.

In addition to the fixed salary, an annual bonus may be paid. The bonus is based on a combination of fulfillment of Teekay Corporate goals, Teekay Petrojarl (business unit) goals, and individual goals.

Members of Teekay Petrojarl Management Group are included in the company pension plan. In addition, there is an extended pension plan for salary above 12 G. In addition one member of the management group has an early retirement contract.

At resignation, a 3- 6 months mutual notice applies, depending on each individual contract of employment.

Note 12: Transactions with related parties

Related parties			
Parent	Subsidiaries	Associates	Joint ventures
Teekay Petrojarl ASA	Teekay Petrojarl Production AS	Ikdam Production SA	Teekay Petrojarl Offshore AS
	Golar-Nor Offshore Ltd.		Petrojarl Cidade de Rio das Ostras (S)/Teekay Petrojarl Siri LLC
	Golar-Nor Ltd.		
	Golar Nor Offshore AS		
	Petrojarl Holding 1 AS		
	KS Petrojarl I AS		
	Petrojarl 4 DA		
	Petrojarl Floating Production UK Ltd.		
	Petrojarl Varg AS		
	Petrojarl Banff AS		
	Petrojarl Tanker AS		
	Petrojarl JV AS		

Transactions with associates and joint ventures
The Group has few transactions with associates and joint ventures. All the transactions have been carried out as part of the ordinary operations and at arms length prices. The most important transactions carried out are as follows:

a) Disbursment for dockyard from the Group to SI at USD 18,6 million in 2006 (2005 nil)
b) Services from Teekay Petrojarl Production AS to Teekay Petrojarl Offshore AS for USD 0,7 million in 2006 (2005 nil)
c) Services from Teekay Petrojarl Offshore AS to Petrojarl JV AS for USD 0,7 million in 2006 (2005 nil)
d) Interest and principal from Ikdam Production SA of USD 1,2 million and USD 0,3 million in 2006 respectively. Interest payment USD 0,2 million in 2005.

The balance sheet includes the following amounts resulting from transactions with associates/joint ventures:

Specification receivables	2006	2005
Receivables	**7,814**	0
Investment in associated companies	**4,755**	5,653
Total	**12,569**	5,653

	2006	2005
Receivable from Teekay Petrojarl Siri LLC	**18,665**	0
50% share of trade payables in Teekay Petrojarl Siri LLC	**(10,818)**	0
Receivable from Teekay Petrojarl Offshore AS	**732**	0
50% share of trade payables in Teekay Petrojarl Offshore AS	**(765)**	0
Total receivables	**7,814**	0

Transactions with Teekay Group
TPO Investments AS acquired 61.76% of the shares in Teekay Petrojarl ASA on 18 October 2006, and has later on increased their ownership so that they on 31 December 2006 controls 64.5% of the shares.

Transactions with related parties in Teekay Group have been:

- Hire shuttletankers Q4 2006 USD 6.5 million, USD 32.0 million for 2006 total. There have been no changes to the lease agreements after the acquisition.
- Accounts payable to TeekayNavion Offshore Loading pr 31.12.2006 are USD 2.0 million.

Remuneration to Management and the Board
See note 11 for remuneration to Management and the Board.
No members of management or the Board owned shares in the company as of 31 December 2006

Note 13: Finance costs and revenue

Finance revenue	**2006**	**2005**
Interest income	**2,905**	581
Income from investments	**317**	243
Currency gain	**2,237**	1,310
Other financial income	**3,784**	0
Total financial revenue	**9,243**	2,134
Finance costs		
Other financial expenses	**(552)**	(5,208)
Total finance costs	**(552)**	(5,208)
Other financial items, net	**8,691**	(3,074)

Interest expense	**2006**	**2005**
Interest expense	**(45,374)**	(54,504)
Interest rate swaps	**(697)**	0
Interest expense loans	**(46,071)**	(54,504)

Change in fair value of currency exchange derivatives	**2,136**	0

All derivatives are entered into for hedging rather than trading purposes. However, hedge accounting is not applied.

Note 14: Income tax

Income tax expense:

	2006	2005
Pre-tax profit	**(30,849)**	174,941
Non-deductable expenses and other permanent differences	**10,033**	65,894
Benefit of Group relief	**(2 ,792)**	(36,614)
Change in temporary differences	**56,130**	(204,221)
Carry forward loss utilized	**(32,522)**	0
Taxable income	**0**	0
Tax payable for the year	**0**	0
Too much/too little paid in previous years	**0**	0
Total tax payable	**0**	0
Changes in deferred tax	**0**	0
Income tax expense	**0**	0

As a consequence of the de-merger from PGS ASA in the summer of 2006, and allocation of carry-forward losses from PGS, the Group had NOK 1,268 million (approx. USD 198 million based on exchange rate as of 31 December 2006) of carry forward losses transferred. These carry forward losses will be used to cover part of pre-tax profit in companies within the group. There will therefore be no payable taxes.

A reconciliation of the effective rate of tax and the tax rate in Norway	0 %	0 %
	2006	**2005**
Pre-tax profit	(30,849)	174,941
Tax assessed at the tax rate in Norway (28%)/UK (30%)	(8,991)	48,876
Tax effect of permanent differences	2,998	18,471
Changes in deferred taxes	0	0
Benefit of group relief	(783)	(2,878)
Timing differences including utilized carry forward losses	6,776	(64,469)
Base for Payable Income tax	**0**	0

Deferred tax assets

	2006	2005
Depreciation in advance of capital allowances	31,151	51,713
Other timing differences	(21,509)	(12,660)
Tax losses carried forward	215,041	38,377
Total	**224,683**	77,430

Because it can be uncertainty whether the tax losses can be utilized, no tax asset has been recognized in the balance sheet as of 31 December 2006 (or 31 December 2005)

If the timing differences losses can be offset against future trading profits, the deferred tax asset is USD 64.1 million as of 31 December 2006 (USD 22.9 million as of 31 December 2005)

The timing differences and tax losses carried forward are available indefinitely

Note 15: Earnings per share

The basic earnings per share are calculated as the ratio of the profit (loss) for the year that is due to the ordinary shareholders of the parent of ($ 30,849) million divided by the weighted average number of ordinary shares outstanding, 75 million.

When calculating the diluted earnings per share, the profit that is due to the ordinary shareholders of the parent and the weighted average number of ordinary shares outstanding are adjusted for all the dilution effects relating to eventual convertible bonds and share options. As of 31 December 2006 and 31 December 2005 respectively there were no convertible bonds or share options outstanding and there is no delution.

	2006	2005
Profit for the year due to holders of ordinary shares		
Profit (loss) for the year from continuing operations	(30,849)	174,941
Loss from discontinued operations		
Profit for the year due to the holders of ordinary shares	**(30,849)**	174,941

Diluted profit

The profit for the year due to the holders of ordinary shares	(30,849)	174,374
Diluted profit for the year due to the holds of ordinary shares	**(30,849)**	174,374

Diluted weighted average number of shares outstanding (Note 25)	2006	2005
Weighted average number of shares outstanding as at 31.12	75,000	
Effect of convertible bonds	0	0
Effect of share options	0	0
Diluted weighted average number of shares outstanding	**75,000**	0

Earnings per share:	2006	2005
Continued operation		
- Basic	(0.41)	
- Diluted	(0.41)	

Note 16: Property, plant and equipment

	Vessels	Equipment	Total
Cost 1 January 2005	1,733,887	1,363	1,735,250
Additions	0	0	0
Disposals, and assets classified as held for sale	0	0	0
Modifications	0	0	0
Cost 1 January 2006	1,733,887	1,363	**1,735,250**
Additions	45,423	887	**46,310**
Disposals, and assets classified as held for sale	(5,529)	0	**(5,529)**
Modifications	13,451	0	**13,451**
Cost 31 December 2006	**1,787,232**	**2,250**	**1,789,481**
Depreciations and impairment:			
At 1 January 2005	(1,073,613)	(414)	(1,074,027)
Depreciation charge for the year	(37,629)	(138)	(37,767)
Impairment/Reversal of impairment	210,029	0	210,029
Disposals	0	0	0
At 1 January 2006	(901,213)	(552)	**(901,765)**
Depreciation charge for the year	(60,122)	(188)	**(60,310)**
Impairment (Reversal of impairment)	0	0	**0**
Disposals	3,622	0	**3,622**
Accumulated depreciation and impairment losses	**(957,713)**	**(740)**	**(958,453)**
Net book value 31.12.2005	832,674	811	833,484
Net book value 31.12.2006	**829,519**	**1,509**	**831,028**

(1) Equipment leased under finance leases
The costs of equipment leased under finance leases were USD 322.0 million as of 31 December 2006. The values recognised in the accounts were USD 339.8 million at 31 December 2005. Refer to note 17 for additional disclosure relating to the groups financial leases.

(2) Construction loan interest
Construction loan interest in connection with a conversion project has not been recorded. The conversion commenced late November 2006, and as of 31 December the accounts includes USD 3.2 million for purchase of the vessel and USD 9.4 million for the conversion (figures are for the Teekay Petrojarl 50% share).

(3) Change in depreciation periods
During Q2 2006 an assessment of useful life of the vessels and the components of the vessels were conducted. This assessment revealed that based on updated information the useful life of the process equipment on board the Petrojarl Varg would more likely be 20 than 25 years, and depreciations were changed accordingly from Q2 2006 onwards. For 2006 this means that depreciation for the Petrojarl Varg was increased with USD 0.9 million per quarter.

(4) Depreciations 2006 vs. 2005
As of 31 December 2005 the Group reversed previous impairments of 3 of its FPSO vessels; Petrojarl Varg, Petrojarl I and Petrojarl Banff. The total reversal of impairment was USD 210.2 million. As a consequence of this reversal, yearly depreciation was expected to increase with approximately USD 15.6 million per year.

(5) Accounting for modifications
To the extent that modifications meet the recognition criteria the cost of modifications are capitalized and any residual value of components removed or becoming idle due to the modification is derecognized. If the recognition criteria for capitalization of modifications not are met, the costs are expensed as incurred.

(6) Vessels pledged as security
As referred in note 27 are the vessels pledged as security for the Group's bank loan. The pledge gives the banks influence to accept any amendments to the current contracts or new contracts, but does not influence the operation of the vessels under current contracts.

Note 17: Leases

The Group as a lessee – finance leases
The Group's assets under finance leases include the FPSO Petrojarl Foinaven and the topside of the FPSO Petrojarl Banff. The leases are fully defeased, but on Petrojarl Foinaven the lessor is indemnified for variations in actual interest rates to those assumed in the lease (interest rate differential). The lease of the topside of Petrojarl Banff had the same indemnification, but in a lease novation during 2006, in which the lease was transferred to a new lessor, Teekay Petrojarl was released from this interest rate differential obligation. For this interest rate differential obligation a payment of USD 4.2 million was made in 2006. The Group has obligations relating to the maintenance of the assets and insurance. The leases last until 2011, after which the Group will have the right to acquire the vessels. When the leases end, and the Group takes over the vessels, there will be no cash payable. Formally there will be a termination sum to be paid and a price to be paid, but that will be netted against rebates made to the lessees/sub lessees.

The assets under finance leases are as follows:

	2006	2005
Vessels	**857,890**	854,789
Accumulated depreciation and impairment	**(482,801)**	(457,881)
Net carrying amount	**375,089**	**396,908**

The Group as a lessee – operating leases
The Group has entered into operating leases for two shuttle tankers, a FSO (Floating Storage and Offtake vessel), offices and a car. The office lease contains an option to extend.

The lease costs were as follows:

	2006	2005
Ordinary lease payments	**34,097**	44,936
Contingent payments	**0**	0
Payments received on subleases	**(6,932)**	0
	27,165	44,936

The future minimum rents related to non-cancellable leases fall due as follows:

Within 1 year	27 ,132
1 to 5 years	85,032
After 5 years	41,149
Total	**153,313**

Some of the assets leased under non-cancellable operating leases are subleased. The Group expects to receive USD 0,1 million in future minimum rent for assets that the Group subleases as at 31 December 2006.

The Group as a lessor – operating leases
The carrying amount of assets leased to others under operating leases is as follows:

	2006	2005
Vessels	**35,816**	0
Accumulated depreciation	**(2,466)**	0
Book value	**33,350**	0

In March 2006 the Group acquired a tanker, Rita Knutsen, as a prospect for future conversion to FPSO. It was at the same time agreed with the seller that they should charter in the vessel again until the vessel was to be converted. The minimum charter period was 1 year, and thereafter Teekay Petrojarl has the option to extend the charter for up to 2 more years. The charterer has no option to terminate the charter while Teekay Petrojarl can terminate the charter with 6 months notice after the first year of charter.

The future minimum payments relating to non-cancellable leases fall due for payment as follows:

	2006
Within 1 year	986
1 to 5 years	0
After 5 years	0
Total	**986**

Note 18: Financial instruments

Financial risk

When the Group was de-merged from PGS ASA in the summer of 2006, a bank loan was drawn in order to raise capital for acquiring the assets and liabilities that were transferred to Teekay Petrojarl in connection with the de-merger. In addition the Company has financial instruments such as account receivables, accounts payables etc. which are directly linked to the every day operation. The Company uses some financial derivatives for hedging purposes.

The Company does not use financial instruments, including financial derivatives, for speculation purposes.

The Board issued a hedging policy in order for the company to manage the risk associated with it's operation and financing. The principles of the hedging policy are carried out by a central finance department.

The most significant financial risks which affect the Company are tied to exchange rate risk, interest rate risk and liquidity risk. The management performs a continuous evaluation of these risks and determines policies related to how these risks are to be handled within the Company.

Since the Group carries out international operations, it is exposed to a considerable interest-rate risk and exchange-rate risk. The Group makes use of derivatives to reduce these risks in accordance with the Group's strategy for its interest-rate and exchange-rate exposure. The accounting treatment of financial derivatives is described in Note 1.

(i) Credit risk

Teekay Petrojarl's trade receivables are primarily from multinational integrated oil companies. Even though the limited number of customers, and the relative magnitude of credit to any of these customers increases the risk, Teekay Petrojarl does not believe that exposure to concentrations of credit risk is likely to have a material adverse impact on its financial position or results of operations, given the customer base.

The maximum risk exposure is represented by the carrying amount of the financial assets, including derivatives, in the balance sheet. Since the other party involved in derivative trades is normally a bank, the credit risk linked to derivatives is regarded as being slight. The Group therefore regards its maximum risk exposure as being the carrying amount of trade receivables (refer to Note 22) and other current assets (refer to Note 23).

(ii) Interest-rate risk

The Group has as described in Note 27 considerable financing in interest bearing long term debt. This debt has floating interest conditions which makes the Group influenced by changes in interest rate.

The Group's hedging policy is to seek to have a fixed interest period for its net debt exposure equal to the weighted average duration of the FPSOs contracts, based on EBITDA contribution, with some maximum and minimum thresholds. As a minimum the next 12 months expected debt repayment amount should be at floating rate. The hedging policy was not in place, and approved by the board until some time after the de-merger. In order to reduce the risk for interest rate fluctations the Group chose a 6 month interest period at 31 July 2006, which then would run until 31 January 2007. The interest for that period was 5.375% (+ margin 1.00%).

After the hedging policy had been approved by the board, group treasury approached banks and asked for quotes for interest hedging according to the policy. In late September contracts were entered into that hedged USD 250 million out of total bank debt of USD 325 million, effective from 31 January 2007, through swapping of fluctating interest rates with fixed interest rates. The average hedged interest rate for the USD 250 million is 5.08% (+ margin).

All interest rate swaps are recognised at fair value, and changes in fair value is recorded in the income statement. As of 31 December 2006 the fair value of the interest hedges was USD (697,288).

	Maturing	Fixed interest rate	Fair value at 31.12.2006	Fair value at 31.12.2005
USD 50 million	**30.09.2008**	5.125%	-39	NA
USD 50 million	**30.09.2009**	5.075%	-102	NA
USD 150 million	**30.06.2010**	5.095%	-556	NA
			-697	

The average interest rate of interest on financial instruments was as follows:

	2006 (%)	2005 (%)
Interest-bearing investments (EUR)	**5.36 %**	
Loans secured by collateral	**6.21 %**	5.08 %
Finance leases (Sterling LIBOR) (see note 17 for description)	**8 %**	8 - 9%

Based on the financial instruments assets and interest-rate swap agreements that existed as at 31 December 2006, a general increase of 1% in the interest rate level will reduce the Group's profit by less than USD 1 million (excluding any increased value of the fair value of the interest hedge).

Liabilities under finance leases are discussed in further detail in Note 17.

(iii) Liquidity risk
The Group's strategy is to have sufficient cash, cash equivalents or credit opportunities at any time to be able to finance its operations and investments over the next years. The Group also has a covenant in it's loan agreement that it at any time will have at least USD 40 million in available cash as long as all four vessels are on contract. If vessels are out of (or between two) contract(s), this requirement is reduced with USD 10 million per vessel.

The Group does not trade actively with it's available cash and cash equivalents in order to increase return. From February 2007 the Group has been given terms equal to the terms of Teekay for overnight deposits. The term is the Norwegian Interbank Offered Rate less a minor margin.

(iv) Exchange-rate risk
The Group is subject to an exchange-rate risk since it has operations in Norway and UK, while approximately 90% of revenues are earned in USD. Normally the Group's costs are to approximately 50% denominated in NOK, 25% in GBP and approximately 25% in other currencies; mostly USD.

In the hedging policy mentioned above, it is stated that balance sheet hedging of exchange rate risk normally not shall be done. For cash flow exposure, hedging shall be done to protect operating cash flow in the near to medium term. In order to achieve this a hedging scheme is described in the policy stating out than on less than 6 months between 60 - 90% of the net exposure should be hedged, while beyond 24 months hedging can be zero. However, the policy also gives management the option to hedge exposures on up to 36 months, and as of 31 December 2006 management had entered into hedges maturing in up to 33 months.

At 31 December 2006, the group held several forward exchange contracts maturing monthly for the first 6 months, and quarterly beyond 6 months. There are both normal forward exchange contracts, and "flexible forward contracts". The latter has a minimum that is somewhat less favourable to Teekay Petrojarl than a normal forward contract, but with a potential well above the normal forward contract if development is favourable. On average the minimum exchange rate in the flexible forward contracts the Group holds is somewhat more than 1% below what a normal forward contract maturing at the same time would have been.

In total the Group held contracts for buying NOK 673.5 million (at an exchange rate USD/NOK of approximately 6.26) and GBP 22.9 million (at an exchange rate GBP/USD of approximately 1.89) at 31 December 2006. As of 31 December 2006 the floating exchange rates were approximately USD/NOK 6.25 and GBP/USD 1.95 respectively.
As of 31 December 2006 the fair value of the forward contracts were USD 2.29 million. The fair value variation is taken over the income statement. As the purpose of the hedges is to reduce the exposure of the operational cash flow, and thereby result, fair value variation of the currency hedges is reported as an operational item in the income statement.

	Maturing	Currency to be bought	Average rate (USD/NOK or GBP/USD)	Fair value at 31.12.2006	Fair value at 31.12.2005
Purchase of NOK	**2007**	NOK 387m	6.2803	815	NA
Purchase of GBP	**2007**	GBP 13.6m	1.8898	736	NA
Purchase of NOK	**2008**	NOK 226.5m	6.2288	326	NA
Purchase of GBP	**2008**	GBP 8.1m	1.8934	320	NA
Purchase of NOK	**2009**	NOK 60m	6.2131	50	NA
Purchase of GBP	**2009**	GBP 1.2m	1.8931	44	NA
				2.291	

Determination of fair value

The fair value of forward exchange contracts and interest rate swaps is based on information from the banks that are Teekay Petrojarl's counterparties for the various contracts. .

The following of the company's financial instruments are not measured at fair value: cash equivalents, trade receivables, other current receivables, and long-term debts.

The carrying amount of cash equivalents is approximately equal to fair value since these instruments have a short term to maturity. Similarly, the book value of trade receivables and trade payables is approximately equal to fair value since they are entered into on "normal" terms and conditions.

The fair value of financial assets and liabilities recognised at their carrying amount is calculated as the present value of estimated cash flows discounted by the interest rate that applies to corresponding liabilities and assets at the balance sheet date. This applies to:

- Loan to Ikdam Production SA, refer to Note 19
- Interest top-up provision, refer to Note 29

Other disclosures

No financial assets have been reclassified in such a way that the valuation method has been changed from amortised cost to fair value or vice versa.

The fair value of derivatives stated to be hedging instruments is recognised like other current assets/current liabilities.

The interest rate swaps have a term to maturity of 2-4 years.

Note 19: Investments in associates

Teekay Petrojarl ASA has the following investments in associates:

Entity	Country	Industry	Ownership interest	Carrying amount 31.12.2005	Share of profit (loss) 2006	Exchange differences	Carrying amount 31.12.2006	Fair value
Ikdam Production SA	France	Floating production (FPSO)	40 %	16	(323)	0	16	0
Total				**16**	**(323)**	**0**	**16**	**0**

The fair value of the shares in Ikdam Production SA is regarded to be 0, as the forecasts for the company shows that within a few months there will be no equity left in the company

Share of associates' profit (loss):

(000 USD)	Ikdam Production SA
Net profit (loss)	(859)
Of which interest expenses on loan from Petrojarl Production AS	536
Exchange differences	
Share of profit (loss)	(323)

In addition to the equity investment in Ikdam Production AS, the group has contributed with a shareholders loan to Ikdam Production SA. The nominal value of the loan, including accrued interest, is USD 10.1 million (EUR 7.6 million) as of 31 December 2006, and was USD 9.7 million (EUR 8.2) as of 31 December 2005.

Because of external loans the company was not in a position to repay this loan until late 2005. During 2006 USD 1.2 million has been paid by Ikdam Production SA to Teekay Petrojarl. However, as it currently is uncertain that the full loan will be repaid, an impairment of the loan was recorded when the impairment became significantly likely.

The loan earns interest according to the nominal amount, but as full repayment of the loan is considered unlikely, Teekay Petrojarl just recognizes interest income to the extent that it is likely that the interest will be paid. This is done by recalculating the fair value of the forecasted cash flow of the payments from Ikdam Production SA (discounted with the effective interest rate), and to the extent that this fair value exceeds the carrying amount of the loan prior to recognizing any interest, the difference is recognized as interest. Should the estimated fair value not exceed the carrying amount, further impairments will be recognized.
As of 31 December 2006 the loan is assumed to have a fair value of USD 4,740,000 (assuming 8.5% discount rate), while the fair value as of 31 December 2005 was USD 5.7 million. Teekay Petrojarl has recorded USD 317,000 as interest on the outstanding loan in 2006, compared to USD 243,000 in 2005.

A summary of the financial information of associate (USD 000), based on 100%:

Entity	Assets	Liabilities	Equity	Revenues	Profit (loss) for the year
Ikdam Production SA	20,947	20,611	326	2,611	(2,148)
Total	**20,947**	**20,611**	**326**	**2,611**	**(2,148)**

Note 20: Interests in joint ventures

Interests in joint ventures has been recognised in the financial statement of the group by applying proportionate consolidation, based on the equity interest.

Teekay Petrojarl Production AS, a wholly owned subsidiary of Teekay Petrojarl ASA, did in the spring of 2006 enter into an agreement with Teekay Shipping Corporation (Teekay) to form a joint venture company called Teekay Petrojarl Offshore. The Joint Venture focuses on pursuing opportunities in the rapidly growing global market for Mobile Production Solutions with emphasis on developing solutions through Floating Production Storage and Offloading (FPSO) units. The Joint Venture consists of several incorporated companies based on the Joint Venture agreement. Teekay Petrojarl, through it's 100% owned subsidiary Petrojarl JV AS, holds direct ownership interests in Teekay Petrojarl Offshore AS and Teekay Petrojarl Offshore Siri AS. The contract for the Siri Project in Brazil was awarded to Teekay Petrojarl Production AS in September 2006, but will be assigned to the Joint Venture.

For information about revenues, costs, receivables and liabilities in the Joint Ventures, see note 12 about related parties.

Note 21: Other long-term assets

	2006	2005
Receivable for Asset Removal Obligation	7,528	6,542
Total other long-term assets	**7,528**	6,542

See note 29 for description of the obligation of asset removal of the subsea equipment on the Banff field and the associated receivable.

Note 22: Account receivables

	2006	2005
Trade receivables	**40,546**	30,506
Other receivables	**0**	0
Account receivables	**40,546**	30,506

Provisions for loss on trade accounts receivable for 2006 are USD 0,0 million (2005: USD 0,0 million)
There have been no loss on trade accounts receivable neigher in 2006 nor 2005.

Exchange-rate risk and credit risk relating too trade accounts receivable are commented in note 18.

USD 0,8 million of the trade accounts receivable are over due up to 30 days as at 31.12.2006. This is due to slow treatment at some of the customers, and not due to problems in willingness or ability to pay.

Note 23: Other current assets

	2006	2005
Pre-paid costs	**9,261**	7,494
Third party reimbursable	**4,801**	2,063
Other current assets	**1,854**	2,578
Total other current assets	**15,916**	12,135

Note 24: Cash and cash equivalents

	2006	2005
Cash at the bank and in hand	**49,837**	13,535
Short-term bank deposits	**5,063**	0
Cash and cash equivalents in the balance sheet	**54,900**	13,535
Overdraft facility	**0**	0
Cash and cash equivalents in the cash flow statement	**54,900**	13,535

The Group had no credit facilities as at 31 December 2006 (2005: USD 0).

Note 25: Share capital and dividend

	2006	2005
Ordinary shares, nominal amount NOK 2	**75,000**	
Total number of shares	**75,000**	**0**

Changes to share capital and premium:

	No. of shares ('000)		Share capital (USD 1000)		Premium (USD 1000)	
	2006	2005	2006	2005	2006	2005
Ordinary shares						
Issued and fully paid						
1 January	**0**	0	**0**	0	**0**	0
Share capital issued 2 March 2006	**504**		**163**		**0**	
Share capital issued 28 March 2006	**14 ,496**		**4,426**		**122,390**	
Share capital issued 29 June 2006	**60,000**		**17,143**		**31,558**	
31 December	**75,000**	0	**21,732**	0	**153,948**	0

Nominal value per share is NOK 2.

Computation of earning pr share and diluted earning pr share is shown in Note 15.

The group has recognised other equity of $ 322.0 million (($143.7 million) in 2005).

As of 31 December 2006 there were 1,396 shareholders in Teekay Petrojarl ASA.
The following shareholders hold more than 1% of the shares

	Shares owned	% of total shares
TPO Investments AS	**48,406,571**	64.5 %
Prosafe ASA	**22,588,832**	30.1 %
Citibank, N.A. (Nominee)	**2,578,203**	3.4 %
Shareowners owning less than 1% each	**1,426,384**	2.0 %
Total	**74,999,990**	100.0 %

Dividend paid and proposed

Proposed dividends to be approved at annual general meeting (not accounted for as a liability as at 31 December 2006).

Ordinary shares	2006	2005
NOK 0.00 per share	**0**	0

All issued shares are entitled to dividend

Note 26: Options to employees

Option programme

In connection with the de-merger in June 2006 was an option programme covering employees in selected senior positions implemented. Following Teekays acquisition of more than 50% of the shares in the company Teekay Shipping Company settled the outstanding options. As at 31.12.06, there is therefore no option programme.

At implementation of the option programme the fair value of the options was calculated on the grant date. At settlement of the programme, the calculated fair value of the options were charged to expenses. USD 1.7 has been charged to expenses in 2006 in relation to the option programme. The options were settled at NOK 70.00 per share while their strike price was NOK 40.70.

Overview of outstanding options:

('000)	2006	2005
Outstanding options 1.1	0	0
Options granted	955	0
Options settled	(955)	0
Outstanding options 31.12	0	0
Of which fully accrued	0	0

The fair value of the options was been estimated using Black & Scholes option-pricing model.
The average fair value of the options granted in 2006 was NOK 11.70.

The calculations was based on the following assumptions:

The strike price per option
The strike price was the average trading price of the shares on Oslo Børs the first 5 days following the listing of the company 30 June 2006. On the grant date, 7 July 2006, the closing price of the share was NOK 39.70

Volatility
As the shares not had been listed before, reference was made to peers and their volatility. The expected volatility used in calculations was on average approximately 31 %

The term of the option
33.3% of the options granted should according to the programme be vested after one year, 33.3 % after 2 years and 33.3% after three years. It was further assumed that 33.3% of the options would be exercised once they had been vested, 33.3% one year after the vesting and 33.% two years after they had been vested.

Dividend
The estimated dividend per share was NOK 0 per annum.

Risk-free interest rate
The risk-free interest rate assumed when calculating the fair value of the options was equal to the NOK interest rate on government certificates for periods up to 1 year and on government bonds for longer periods, based on publicly available qoutes from Norges Bank.

Note 27: Long-term debt

	Effective interest rate	Maturity date	Carrying amount 2006	Carrying amount 2005
Secured				
425 M USD Revolving Credit Facility	7.11%	2011	**325,000**	
Capitalized financing fees			**(6,345)**	
Total secured long-term debt			**318,655**	0
Unsecured				
Loan to PGS ASA	LIBOR + 3%	2006		915,684
Total unsecured long-term debt			**0**	915,684
Total long-term debt			**318,655**	915,684
1st year's principal repayments on long-term debt			**0**	0
Total long-term debt excluding the 1st year's principal repayments			**318,655**	915,684

The rate of interest is a calculated weighted average as of 31 December 2006
The effective interest rate include the effect of interest rate derivatives treated as hedging of the different loans.
See Note 18 for description of interest rate risk.

Bank loans

Bank loans are secured by some of the Group assets as described in Note 16. The loan is a Revolving Credit Facility initially USD 425 million. At initial drawdown USD 325 million was drawn. The available facility is reduced with USD 11.25 million per quarter (USD 45 million per year). At final maturity in June 2011 there will be a balloon of USD 200 million. Currently it is the company's intention not to pay any instalments on the facility until available facility is reduced below outstanding loan. This will mean that the first instalment will be done in September 2008. The bank loans have been recognised at amortised cost by using the effective interest rate method, and as of 31 December 2006 the recorded carrying amount of the loan is USD 318.7 million.

Pledged as security

Vessels, shares in subsidiaries and one intergroup loan is pledged as security for the Group's bank loan. Carrying value of the vessels pledged as security is USD 816.6 million.

Note 28: Pensions and other long-term employee benefits

Defined benefit pensions

All Norwegian employees of the Group's companies employed before 1 January 2005 are covered by a defined benefit pension plan. The main condition is a pension of 70% of the final salary and a 30-year vesting period for onshore personnel. The plan also includes survivor/dependants and disability pensions. The pension payment is including pension from Folketrygden. The actual total pension may be differ from 70 %. For offshore personnel the coverage is a pension of 60% from 60 years based on a 30-years vesting period, based on the Seafarers' pension. As at 31 December 2006, the plans for onshore and offshore personnel totally included 378 active members and 43 retirees. The plans are organised through the life insurance company Vital.

One member of the management team has an additional pension plan giving him an early retirement option from 66 years. See note 11 for further details on this.

For accounting purposes it is assumed that the pension benefits are accrued linearly. Unrealised gains and losses resulting from changes in actuarial assumptions that exceed the corridor are distributed over the estimated remaining average vesting period. The corridor is defined as 10% of the most significant of the gross pension liability and the gross plan asset. The pension obligation is calculated by an independent actuarial late in the accounting year as an estimate of the situation as per 31 December. The management is of the opinion that changes in assumptions and data up to the end of the accounting year only has insignificant effect on the size of the obligation.

Changes in estimates in 2006 are mainly based on higher turnover and a higher return on plan assets than expected. The return on plan assets was higher than expected, which offsets the negative effect on the pension obligation.

Expected life span

Age	Men	Women
20	**78**	84
40	**80**	84
60	**82**	85
80	**87**	89

Probability of death

Age	Men	Women
20		
40	**0.09 %**	0.11 %
60	**0.57 %**	0.47 %
80	**6.20 %**	4.54 %

Probability of disability

Age	Men	Women
20	**0.13 %**	0.16 %
40	**0.21 %**	0.35 %
60	**1.48 %**	1.94 %
80	**NA**	NA

The year's pension costs are calculated as follows:

(000 USD)	2006	2005
Current service cost	**2,998**	3,007
Interest cost on pension obligation	**1,308**	1,129
Expected return on pension assets	**(1,076)**	(993)
Administration costs	**62**	0
Recognised actuarial gains/losses	**1**	0
Past service cost	**0**	0
Total	**3,292**	3,143

Pension liabilities and pension assets:

	2006			2005		
(000 USD)	Funded	Unfunded	Sum	Funded	Unfunded	Sum
Change in gross pension obligation						
Gross obligation 1.1.	31,909		**31,909**	28,532		28,532
Current service cost	2,998		**2,998**	2,994		2,994
Interest cost on benefit obligation	1,308		**1,308**	1,153		1,153
Actuarial gains/losses	(4,510)		**(4,510)**	2,685		2,685
Benefits paid	(259)		**(259)**	(252)		(252)
Currency fluctuation	2,584		**2,584**	(3,202)		(3,202)
Gross pension obligation 31.12	**34,029**		**34,029**	31,909		31,909
Change in plan assets:						
Fair value plan assets 1.1	19,780		**19,780**	16,699		16,699
Expected return on pension assets	1,076		**1,076**	1,153		1,153
Actuarial gains/losses	(3,006)		**(3,006)**	0		0
Premium payments	2,395		**2,395**	2,379		2,379
Benefits paid	(259)		**(259)**	(252)		(252)
Currency fluctuation	1,580		**1,580**	(199)		(199)
Fair value of the plan assets 31.12	**21,566**		**21,566**	19,780		19,780
Net pension obligation	**12,463**		**12,463**	12,129		12,129
Unrecognised actuarial gains/losses	**243**		**243**	(1,206)		(1,206)
Unrecognised past service cost			**0**			0
Recognised net pension obligation 31.12	**12,726**	**0**	**12,726**	**10,923**	**0**	**10,923**
Actual return on plan assets	1,509		**1,509**	0		0
Expected premium payment next year	2,703		**2,703**			
Expected benefits payment next year	355		**355**			

Changes in the net liabilities:

	2006	2005
Net liability 1.1	**10,923**	-2,581
Pension costs recognised in the income statement	**3,292**	3,157
Premium payments (exc. adm. cost)	**(2,333)**	2,379
Administration cost	**(62)**	0
Business combinations	**0**	13,154
Currency fluctuation	**886**	(5,186)
Net liability 31.12.	**12,706**	10,923
Pension assets	**21,566**	19,780
Pension liabilities	**34,029**	31,909

In calculating the pension costs and net pension liabilities 2006, the company has based it calculations on the recommendations from the Norwegian accounting community, issued in December 2006, but adjusted for the duration of the pension obligation in the company. The average duration is calculated to 15 years, and because of that the discount rate is adjusted to 4.25% compared to the recommended 4.35%.

	2006	2005
Discount rate	**4.25 %**	**4.30 %**
Yield on pension assets	**5.40 %**	**5.30 %**
Wage growth	**4.50 %**	**3.20 %**
Pension adjustments	**1.60 %**	**3.20 %**
Average turnover	**2.00 %**	**2.00 %**

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2006	2005
Government bonds	**30.0 %**	**27.3 %**
Corporate bonds	**25.1 %**	**34.7 %**
Equities	**29.7 %**	**23.3 %**
Property	**12.6 %**	**12.2 %**
Other	**2.6 %**	**2.5 %**

Defined contribution plan

The Group's employees in Norway hired after 1 January 2005 is included in a Defined Contribution Plan. The plan is in accordance with "Lov om Tjenestepensjon" (OTP) with contributions of 5% on salary between 2 and 6 G (1 G is currently NOK 62,892) and 8 % for salary between 6 and 12 G. There is also a "top-hat" plan giving a contribution of 15% of the salary above 12 G. For UK employees, both onshore and offshore, the group has established a "Group personal pension scheme". This is a matching scheme where the company matches any contributions done by the employee, up to a maximum of 5% of the salary.

The year's contribution to the plan are as follows:

(000 USD)	2006	2005
Contribution	**108**	29
Total	**108**	29

Note 29: Provisions

Long term accruals	Contingent tax exposure for UK finance lease	Asset Removal Obligation	Class costs	Other contingent tax exposure for UK	Total
Balance sheet as at 31 December 2005	22,490	23,086	602	0	**46,178**
Arising 2006	3,007	699	707	707	**5,120**
Transferred to short term	0	0	(712)	0	**(712)**
Balance sheet as at 31 December 2006	25,497	23,785	597	707	**50,586**

Short term accruals	Class costs	Interest top-up	Total
Balance sheet as at 31 December 2005	0	35,827	**35,827**
Arising 2006	0	0	**0**
Reclassified from long-term	712	0	**712**
Unused amounts reversed 2006		(10,732)	**(10,732)**
Amounts utilised 2006		(5,889)	**(5,889)**
Balance sheet as at 31 December 2006	712	19,206	**19,918**

Contingent tax exposure for UK finance lease

The company has finance leases relating to the FPSO Petrojarl Foinaven, and the production equipment for the Petrojarl Banff. The company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or certain adverse rulings by the UK tax authorities. The specific tax exposures related to these leases were recorded as a liability. Applicable portions of this liability are released if and when the UK tax authorities accept the lessors' claim for capital allowance under each lease. In 2005, the liability related to the Petrojarl Banff lease was released. There is still a contingency related to the Petrojarl Foinaven lease, where the UK tax authorities has raised an issue about the accelerated rate at which tax depreciation is available. An accrual of £13 million ($25.5 million) related to the contingency regarding tax indemnification on Petrojarl Foinaven is recorded as of 31 December 2006. As part of the demerger, PGS has agreed to cover 50 per cent of any actual payment in excess of £13 million related to this liability. As of 31 December it is management's perception that the worst case total liability for this tax exposure will be £ 26 million, which means that the worst case exposure for Teekay Petrojarl is assessed to be £19.5 million (USD 38 million)

Asset Removal Obligation

Teekay Petrojarl has an obligation to remove the subsea production facility associated with the FPSO Petrojarl Banff. This obligation generally relates to restoration of the environment surrounding the facility and removal and disposal of all the production equipment. The obligation will be settled at the end of the service contract, if the field operator, CNR, not chooses to take possession of the subsea equipment. Current assessment is that the obligation will arise no later than 31 December 2014.

Valuation of the obligation is dependent on estimates of the costs associated with the removal, and is recorded in the financial statement at the assumed net present value of the obligation. As of 31 December 2006 the estimated net present value of the obligation is USD 23.8 million. If Teekay Petrojarl has to remove the subsea equipment, the company will also be entitled to a compensation from the operator, CNR. As of 31 December 2006 the net present value of this receivable is estimated to GBP 3.8 million (USD 7.5 million). This receivable is presented in the financial statement as "Other long-lived assets").

Class costs

For the FPSO's class costs are capitalized when major class work is done, normally when the vessels are in drydock. The class costs incurred when the FPSOs are at sea, in order to keep certificates etc. is expensed when it is incurred. No accrual is therefore made for class costs for the FPSOs. However, on the shuttle tankers that Teekay Petrojarl charter in from Teekay, the company has an obligation to renew the class according to the certificates, normally every 5th year. Class costs for the shuttle tankers has therefore been accrued from start of the charters. As of 31 December 2006, the estimated total cost of classing for one shuttle tanker is USD 0.9 million, and of this totally USD 1.3 million has been accrued. The first tanker is due for class in 2007, and the accrued cost for this vessel has been reported as short-term accrual with USD 0.7 million.

Interest top-up payment

Teekay Petrojarl has indemnified the lessor on the Petrojarl Foinaven for variations in actual interest rates from those assumed in the leases (interest rate differential). With respect to the interest rate differential, the defeased rental payments are based on assumed Sterling LIBOR rates of 8%. If actual interest rates are greater than the assumed interest rate, the Company receives rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, the Company pays additional rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the assumed interest rates. Under IFRS, these obligations are accounted for at fair value with corresponding changes in fair value reported through the income statement. As per 31 December 2006, the liability was recorded at a fair value of $19.2 million.

Teekay Petrojarl had a similar indemnification liability to the lessor on the Petrojarl Banff prior to a lease novation in September 2006, in which Teekay Petrojarl as part of the compensation for consenting to a novation was released from its obligation to indemnify the lessor. As of 1 January 2006 Teekay Petrojarl had recorded a liability of USD 10.7 million for this indemnification, but the release of this liability has been recorded as a financial income in 2006.

Other contingent UK tax exposure

HMRC has questioned the transfer pricing agreement regulating the charter hire for Petrojarl Banff in 2000. The charterer was Petrojarl Floating Production UK Ltd., and after the charter payment the company reported a loss which was covered by surrendered profit from Golar Nor Offshore AS (as they were taxable to the UK in 2000). If the loss in Petrojarl Floating Production UK Ltd is reduced, Golar Nor Offshore AS will have to pay taxes to the UK for 2000 for the reduced loss in Petrojarl Floating Production UK Ltd. The current assessment is that the tax exposure to Golar Nor Offshore AS is USD 707,000.

Note 30: Accrued expenses

	2006	2005
Accrued other expences	**1,443**	2,843
Accrued salaries and social cost (including bonus and severance pay)	**24,839**	13,054
Deferred revenue	**415**	495
Accrued fees	**880**	928
Accrued interest expense	**9,384**	0
Accrued vessel operating cost	**10,806**	9,769
Accrued class cost	**1,017**	39
Total	**48,784**	27,128

Note 31: Accounts payable and other current liabilities

	2006	2005
Trade payables	**21,082**	14,918
Total	**21,082**	14,918

Trade payables are non-interest bearing and are normally settled on 60-days terms.

Note 32: Events after the balance sheet date

There has not been any events from January 1, 2007 until the date of this statement that is considered significant for assessing information given in the financial statement.

Income statement for the year ended December 31 (USD 1,000)

	Notes	Year 2006
Revenues		-
Cost of sales		-
Depreciation and amortization		-
Selling, general and administrative costs		174
Other operating (income) expense, net		-
Total operating expenses		**174**
Operating income before financial items		**(174)**
Interest income from group companies	3	37,947
Other interest income	3	285
Interest expense	3, 5	(11,997)
Other financial items, net	3	(344)
Income (loss) before tax		**25,717**
Income tax expense (benefit)	4	-
Net income (loss)		**25,717**

Appropriation of net income	
Retained earnings	**25,717**

Balance sheet at
December 31 (1,000 USD)

	Notes	Year 2006
ASSETS		
Non-current assets		
Shares in subsidiaries	2	-
Current assets		
Current receivables JV's	2	5,817
Current receivables group companies	2	1,035,751
Cash and cash equivalents	6	2 277
		1,043,845
Total assets		**1,043,845**
EQUITY AND LIABILITIES		
Capital and reserves		
Issued capital	7	21,732
Share premium	7	153,948
Other capital	7	513,712
Retained earnings	7	25,717
Total equity		715,109
Non-current liabilities		
Long-term debt	8	318,655
Current liabilities		
Accrued interest		9,384
Derivative financial instrument	5	697
Total current liabilities		10,081
Total liabilities		328,736
Total equity and liabilities		**1,043,845**

Statement of changes in equity
for the year ended December 31, 2006

(USD 1000)	Total equity
Equity as at 01.01 2006	-
Profit (loss) for the period	25,717
Total income and expense for the year	**25,717**
Share capital issued 2 March 2006	163
Share capital issued 28 March 2006	4,426
Share premium to capital issued 28 March 2006	122,390
Share capital issued at de-merger, 29 June 2006	17,143
Share premium to capital issued 29 June 2006	31,558
Other capital raised at de-merger, 29 June 2006	511,995
Cost of share-based payment	1,717
Dividends	0
Equity as at 31.12 2006	715,109

Cash Flow Statement

			2006
		Cash flow from/(used in) operating activities	
		Operating profit	-174
	+/-	Change in net operating capital	-6,623
A	=	**Cash generated from operations**	**-6,797**
		Cash flow from/(used in) investing activities	
	-	Purchase of property, plant and equipment	0
B	=	**Cash generated from/(used in) investing activities**	**0**
		Cash flow from/(used in) financing activities	
		Share capital	163
	+/-	Net interest received/(paid)	-1,732
	+	Received cash from PGS in de-merger	17,224
	-	Repaid long-term debt to PGS	-325,000
	+	Drawn long-term debt (net of fin. fees)	318,419
C		**Cash generated from/(used in) financing activities**	**9,074**
A+B+C		**Net increase/(decrease) in cash and cash equivalents**	2,277
	+	Cash and cash equivalents at beginning of period	0
	=	**Cash and cash equivalents at end of period**	**2,277**

Note 1: Significant Accounting policies

The financial statement of Teekay Petrojarl ASA applies IFRS Light as described in the Norwegian Accounting Act with accompanying regulations. Similar accounting principles have been applied in the financial statement of Teekay Petrojarl ASA as have been applied for the Group. The principles described in note 1 to the financial statement of the Group is therefore also used for Teekay Petrojarl ASA to the extent that they are applicable.

The company was established 2 March 2006, and 2006 is therefore the first year of operation.

Note 2: List of subsidiaries

The following subsidiary are included in the consolidated financial statements:

Company	Country of registration	Main operations	Ownership share	Voting share
Teekay Petrojarl Production AS (name prior to 28 Febr. 2007: Petrojarl Production AS)	Norway	Floating production (FPSO)	100.00 %	100.00 %

Teekay Petrojarl Production AS has several subsidiaries, and Teekay Petrojarl ASA funds all group companies, pluss to some extent JV's that Teekay Petrojarl Production AS is engaged in through subsidiaries

The balance sheet includes the following receivables from group companies and JVs the Group is involved in:

(000 USD)	2006
Receivables from Group companies	1,035,751
Receivables from JVs the Group is involved in	5,817
Total	**1,041,568**

Remuneration to Management and the Board

Management and the board has been remunerated through the main operating company of the Group; Teekay Petrojarl Production AS. See note 11 to the consolidated statement for a description of remuneration.

No members of management or the Board owned shares in the company as of 31 December 2006

Note 3: Finance costs and revenue

Finance revenue	**2006**
Interest income from financial institutions	285
Interest income from group companies	37,947
Finance income	
Agio	112
Total financial income	112
Finance costs	
Disagio	(216)
Other financial expenses	(240)
Total finance costs	(456)
Other financial items, net	**(344)**

Interest expense	2006
Interest expense	(11,300)
Interest rate swaps	(697)
Interest expense loans	**(11,997)**

Loss on interest rate swaps is classified as financial, because the change in fair value is a result of an inefficient part of an interest rate hedge.

Note 4: Income tax

Income tax expense:

	2006
Pre-tax profit	25,717
Non-deductable expenses and other permanent differences	0
Change in temporary differences	0
Carry forward loss utilized	(25,717)
Taxable income	0
Tax payable for the year	0
Total tax payable	**0**
Changes in deferred tax	0
Income tax expense	**0**

As a consequence of the de-merger from PGS ASA in the summer of 2006, and allocation of carry-forward losses from PGS, the Company had NOK 1,268 million (approx. USD 198 million based on exchange rate as of 31 December 2006) of carry forward losses transferred. This year's pre-tax profit will be used to cover part of the carry forward losses. There will therefore be no payable taxes.

A reconciliation of the effective rate of tax and the tax rate in Norway

	2006
Pre-tax profit	**25,717**
Tax assessed at the tax rate in Norway (28%)	7,201
Tax effect of permanent differences	0
Changes in deferred taxes	0
Tax effect of utilization of carry forward loss from previous years	(7,201)
Income tax expense	**0**

Deferred tax assets

	2006
Tax losses carried forward	173,358

Because it can be uncertainty whether the tax losses can be utilized, no tax asset has been recognized in the balance sheet as of 31 December 2006

If the tax losses can be utilized the value of the deferred tax asset is USD 48.5 million

Note 5: Financial instruments

Financial risk

When the Group was de-merged from PGS ASA in the summer of 2006, a bank loan was drawn in order to raise capital for acquiring the assets and liabilities that were transferred to Teekay Petrojarl ASA in connection with the de-merger. The Company uses some financial derivatives for hedging purposes.

The Board issued a hedging policy in order for the company to manage the risk associated with it's operation and financing. The principles of the hedging policy are carried out by a central finance department.

The most significant financial risks which affect the Company are tied to interest rate risk and liquidity risk. The management performs a continuous evaluation of these risks and determines policies related to how these risks are to be handled within the Company.

(i) Credit risk

Teekay Petrojarl's receivables are primarily from subsidiaries. The subsidiaries are then again exposed to credit risk of their customers. However as the customers mainly are multinational integrated oil companies, Teekay Petrojarl does not believe that exposure to credit risk is likely to have a material adverse impact on its financial position or results of operations, given the customer base of the Group.

The maximum risk exposure is represented by the carrying amount of the financial assets, including derivatives, in the balance sheet. Since the other party involved in derivative trades is normally a bank, the credit risk linked to derivatives is regarded as being slight.

(ii) Interest-rate risk

The Company has, as described in Note 8 considerable financing in interest bearing long term debt. This debt has floating interest conditions which makes the Company influenced by changes in interest rate.

The Group's hedging policy is to seek to have a fixed interest period for its net debt exposure equal to the weighted average duration of the FPSOs contracts, based on EBITDA contribution, with some maximum and minimum thresholds. As a minimum the next 12 months expected debt repayment amount should be at floating rate. The hedging policy was not in place, and approved by the board until some time after the de-merger. In order to reduce the risk for interest rate fluctations the Group chose a 6 month interest period at 31 July 2006, which then would run until 31 January 2007. The interest for that period was 5.375% (+ margin 1.00%).

After the hedging policy had been approved by the board, group treasury approached banks and asked for quotes for interest hedging according to the policy. In late September contracts were entered into that hedged USD 250 million out of total bank debt of USD 325 million, effective from 31 January 2007. The average hedged interest rate for the USD 250 million is 5.08% (+ margin).

All interest rate swaps are recognised at fair value, and changes in fair value is recorded in the income statement. As of 31 December 2006 the fair value of the interest hedges was USD (697,288).

The average interest rate of interest on financial instruments was as follows:

	2006 (%)
Loans secured by collateral	6.21 %

Based on the financial instruments assets and interest-rate swap agreements that existed as at 31 December 2006, a general increase of 1% in the interest rate level will reduce the Company's profit by less than USD 1 million (excluding any increased value of the fair value of the interest hedge).

(iii) Liquidity risk

The Group's strategy is to have sufficient cash, cash equivalents or credit opportunities at any time to be able to finance its operations and investments over the next years. The Group also has a covenant in it's loan agreement that it at any time will have at least USD 40 million in available cash as long as all four vessels are on contract. If vessels are out of (or between two) contract(s), this requirement is reduced with USD 10 million per vessel.

The Company's cash balance is part of the Group's total cash balance, and is thereby managed as part of a cash "portfolio" of the Group.

The Group does not trade actively with it's available cash and cash equivalents in order to increase return. From February 2007 the Group has been given terms equal to the terms of Teekay for overnight deposits. The term is the Norwegian Interbank Offered Rate less a minor margin.

(iv) Exchange-rate risk

The Group consists of subsidiaries in Norway and UK, and this means that the Group is exposed to exchange-rate risk. Intergroup USD is the functional currency of all companies, and as such is the Company not significantly exposed to exchange-rate risks.

Determination of fair value

The fair value of interest rate swaps is based on information from the banks that are Teekay Petrojarl's counterparties for the various contracts. .

The following of the company's financial instruments are not measured at fair value: cash equivalents, receivables from group companies and JV's controlled by the group and long-term debts.

The carrying amount of cash equivalents is approximately equal to fair value since these instruments have a short term to maturity. Similarly, the book value of trade receivables and trade payables is approximately equal to fair value since they are entered into on "normal" terms and conditions.

Other disclosures

No financial assets have been reclassified in such a way that the valuation method has been changed from amortised cost to fair value or vice versa.

The fair value of derivatives stated to be hedging instruments is recognised like other current assets/current liabilities.

The interest rate swaps have a term to maturity of 2-4 years.

Note 6: Cash and cash equivalents

	2006
Cash at the bank and in hand	2,277
Short-term bank deposits	0
Cash and cash equivalents in the balance sheet	**2,277**
Overdraft facility	0
Cash and cash equivalents in the cash flow statement	**2,277**

The Company had no credit facilities as at 31 December 2006

Note 7: Share capital and dividend

	2006
Ordinary shares, nominal amount NOK 2	75,000
Total number of shares	**75,000**

Changes to share capital and premium:

	No. of shares	Share capital	Premium
	('000)	*(USD 1,000)*	*(USD 1,000)*
	2006	**2006**	**2006**
Ordinary shares			
Issued and fully paid			
1 January	0	0	0
Share capital issued 2 March 2006	504	163	0
Share capital issued 28 March 2006	14,496	4,426	122,390
Share capital issued 29 June 2006	60,00	17,143	31,558
31 December	**75,000**	**21,732**	**153,948**

Nominal value per share is NOK 2.

As of 31 December 2006 there were 1,396 shareholders in Teekay Petrojarl ASA.
The following shareholders hold more than 1% of the shares

	Shares owned	% of total shares
TPO Investments AS	**48,406,571**	64.5 %
Prosafe ASA	**22,588,832**	30.1 %
Citibank, N.A. (Nominee)	**2,578,203**	3.4 %
Shareowners owning less than 1% each	**1,426,384**	2.0 %
Total	**74,999,990**	100.0 %

Dividend paid and proposed

Proposed dividends to be approved at annual general meeting (not accounted for as a liability as at 31 December 2006).

Ordinary shares	**2006**
NOK 0.00 per share	**0**

Note 8: Long-term debt

	Effective interest rate	Maturity date	Carrying amount 2006
Secured			
425 M USD Revolving Credit Facility	7.11 %	2011	325,000
Total secured long-term debt			**325,000**
Unsecured			
Total unsecured long-term debt			**0**
Total long-term debt			325,000
1st year's principal repayments on long-term debt			**0**
Total long-term debt excluding the 1st year's principal repayments			**325,000**

The rate of interest is a calculated weighted average as of 31 December 2006.

The effective interest rate include the effect of interest rate derivatives treated as hedging of the different loans.

See Note 5 for description of interest rate risk.

Bank loans

The loan is a Revolving Credit Facility initially USD 425 million. At initial drawdown USD 325 million was drawn. The available facility is reduced with USD 11.25 million per quarter (USD 45 million per year). At final maturity in June 2011 there will be a balloon of USD 200 million. Currently it is the company's intention not to pay any instalments on the facility until available facility is reduced below outstanding loan. This will mean that the first instalment will be done in September 2008. The bank loans have been recognised at amortised cost by using the effective interest rate method, and as of 31 December 2006 the recorded carrying amount of the loan is USD 318.7 million.

Pledged as security

Vessels owned by subsidiaries, shares in subsidiaries and one intergroup loan is pledged as security for the Company's bank loan. Carrying value of the vessels pledged as security is USD 816.6 million. The Company pays a guarantee fee to the subsidiaries as a compensation for the risk the subsidiaries take on by pledging their assets as security for the loan.

ERNST & YOUNG

Statsautoriserte revisorer

Ernst & Young AS
Postboks 1299 Pirsenteret
NO-7462 Trondheim

Foretaksregisteret:
NO 976 389 387 MVA

Tel. +47 73 54 68 00
Fax +47 73 54 68 01
www.ey.no

Medlemmer av Den norske Revisorforening

To the General Meeting of
Teekay Petrojarl ASA

Auditor's report for 2006

We have audited the annual financial statements of Teekay Petrojarl ASA as of 31 December 2006, showing a profit of USD 25 717 000 for the Parent Company and a loss of USD 30 849 000 for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the financial statements for the Parent Company and the Group. The financial statements of the Parent Company comprise the balance sheet, the statements of income and cash flows, the statement of equity and the accompanying notes. The financial statements of the Group comprise the balance sheet, the statements of income and cash flows, the statement of equity and the accompanying notes. Simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9 have been applied in the preparation of the financial statements of the Parent Company. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the Group. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with laws, regulations and auditing standards and practices generally accepted in Norway, including the auditing standards adopted by the Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the Parent Company are prepared in accordance with laws and regulations and present fairly, in all material respects the financial position of the Company as of 31 December 2006, and the results of its operations and cash flows and the changes in equity for the year then ended, in accordance with simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9
- the financial statements of the Group are prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Group as of 31 December 2006, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU
- the Company's management has fulfilled its duty to properly record and document the Company's accounting information as required by law and bookkeeping practice generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with law and regulations.

Trondheim, 27 March 2007
ERNST & YOUNG AS

Amund P Amundsen
State Authorised Public Accountant (Norway)
(sign.)

Note: The translation to English has been prepared for information purposes only.